
07030030



emtec inc.

2006 Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED AUGUST 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM TO

COMMISSION FILE NUMBER: 0-32789

EMTEC, INC.
(Exact name of registrant as specified in its charter)

Delaware	87-0273300
(State of incorporation or organization)	(I.R.S. Employer Identification No.)
572 Whitehead Road, Bldg. #1 Trenton, New Jersey	08619
(Address of principal executive offices)	(Zip Code)

(609) 528-8500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act:

Title of class

Common Stock, $0.01 par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a larger accelerated filer, an accelerated filer, or non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Act.
Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of February 28, 2006 was approximately $5,828,544 computed by reference to the closing price of the common stock for that date.

As of November 13, 2006, there were outstanding 14,385,286 shares of the registrant's common stock.

Documents Incorporated by Reference

Portions of the following document are incorporated by reference in the Part of this report indicated below:

Part III—Registrant's Proxy Statement for the 2007 Annual Meeting of Stockholders

EMTEC, INC.
2006 FORM 10-K ANNUAL REPORT

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

References in this Annual Report to "we," "us," or "our" are to Emtec, Inc. and its subsidiaries, unless the context specifies or requires otherwise.

Cautionary Statement Regarding Forward-Looking Statements

You should carefully review the information contained in this Annual Report and in other reports or documents that we file from time to time with the Securities and Exchange Commission (the "SEC"). In this Annual Report, we state our beliefs of future events and of our future financial performance. In some cases, you can identify those so-called "forward-looking statements" by words such as "may," "will," "should," expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of those words and other comparable words. You should be aware that those statements are only our predictions. Actual events or results may differ materially. In evaluating those statements, you should specifically consider various factors, including the risks discussed in this Annual Report for the year ended August 31, 2006 and other reports or documents that we file from time to time with the SEC. Those factors may cause our actual results to differ materially from any of our forward-looking statements. All forward-looking statements attributable to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement.

Assumptions relating to budgeting, marketing, and other management decisions are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and business developments, the impact of which may cause us to alter our marketing, capital expenditure, or other budgets, which may in turn affect our business, financial position, results of operations, and cash flows.

PART I

Item 1. *Business*

Introduction

Emtec, Inc. is an information technology ("IT") company providing consulting, services and products to commercial and education clients, the U.S. Federal Government, as well as state and local authorities. Our services and products address the technology needs of our clients including communications, data management, enterprise computing, managed services, storage and data center planning and development. Our solutions are crafted to enable our clients to become more efficient and effective, thereby making them more profitable and giving them a competitive advantage. To date, the most significant portion of our revenues has been derived from our activities as a reseller of IT products, such as workstations, servers, microcomputers, application software and networking and communications equipment. However, we are actively seeking to increase the portion of our revenues that are derived from IT services.

Over the past two decades, we have built strong relationships with leading manufacturers, such as Cisco, HP, LENOVO, Microsoft, Sun Microsystems, Dell, and Veritas, thereby enabling us to provide cutting-edge, scalable, reliable and secure solutions. This development along with our background in information technology, positions us as a single-source provider of information systems, and network solutions.

Our clients are primarily large business organizations, federal, state and local governments, local school districts, and other large and mid-sized companies located principally in the New York/New Jersey Metropolitan area and the Southeastern United States. We service our client base from leased facilities in New Jersey, New York, Virginia, Georgia, and Florida as well as five sales offices in the South and Western United States. We provide IT products to federal government civilian and military locations throughout the United States.

Our executive offices are located at 572 Whitehead Road, Building #1, Trenton, New Jersey; telephone: (609) 528-8500. Our website is *www.emtecinc.com*. We have made available free of charge through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after such material was electronically filed with, or furnished to, the SEC. The information on our website is not part of this Annual Report.

Recent Developments

The Merger

On August 5, 2005, we completed our merger pursuant to the Agreement and Plan of Merger dated as of July 14, 2005 (the "Merger Agreement"), by and among Emtec, Inc., a Delaware corporation ("Old Emtec"), Emtec Viasub LLC, a Delaware limited liability company and a wholly-owned subsidiary of Old Emtec ("MergerCo"), and Darr Westwood Technology Corporation, a Delaware corporation ("Darr"). Pursuant to the terms of the Merger Agreement, Darr merged with and into MergerCo (the "Merger") and became a part of the consolidated entity that retained the name Emtec, Inc. (the "Company").

The Merger has been accounted for as a capital transaction followed by a recapitalization. Our management concluded that the transaction resulted in a change in control of the Company and that the Merger should be accounted for as a reverse acquisition. Accordingly, Darr is deemed to be the acquiring company for financial reporting purposes and its financial statements became our historical financial statements. In conjunction with the Merger, we changed our fiscal year end from March 31 to August 31.

Upon completion of the Merger, all of the shares of Darr common stock issued and outstanding immediately prior to the Merger were exchanged for 9,528,110 shares of our common stock and the former Darr stockholders were issued warrants to purchase an additional 10% of our common stock calculated on a fully diluted basis for an aggregate exercise price of $3,695,752, measured on a post exercise basis.

The Darr/Westwood Acquisition

Prior to the Merger, Darr was a holding company formed in April 2004 in order to effectuate the purchase of all of the outstanding capital stock of Westwood Computer Corporation ("Westwood"). Darr's acquisition of Westwood's capital stock was completed on April 16, 2004 (the "Westwood Acquisition"). Westwood is engaged in the sale and service of computers and peripherals to customers which include departments of the United States, state and local governments and commercial businesses throughout the United States.It has been recognized as one of the top 20 General Services Administration ("GSA") vendors in the IT industry during each of the past nine years. Westwood has additional locations in New York and Virginia, as well as five sales offices in the South and Western United States.

The majority of Westwood's sales are drawn from various U.S. governmental departments and agencies. These customers include the Department of Defense, Department of Justice, Department of Homeland Security, Department of Health and Human Services, Department of Agriculture, Department of Commerce and the GSA. During the last three fiscal years ended on August 31, 2006, August 31, 2005 and 2004, U.S. governmental department and agency related sales accounted for approximately 52.6%, 76.1%, and 75.6% of our total revenues, respectively. The federal government business typically experiences increased activity during the months August through November.

The government utilizes a variety of contracting methods, including negotiated bids, pre-negotiated blanket purchase agreement contracts and open market procurements when purchasing from Westwood. Westwood participate in formal government bids for all contract types, and also processes orders received on existing contracts on an ongoing basis.

Substantially, all of these bids are awarded on a "best value" to the government basis (which depending on the bid can be a combination of price, technical expertise, past performance on other government and commercial contracts and other factors). Westwood seeks to use partner contacts, purchasing power, distribution strength, value-added services and procurement expertise to compete successfully on these bids. These major procurements can generate millions of dollars in annual revenue, span multiple years and provide government personnel with an expedited method of purchasing from Westwood.

Westwood holds a GSA designated Schedule 70 contract for the sale of IT products and services. Schedule 70 contracts are multi-award schedule contracts managed by the GSA IT Acquisition Center. The current contract is valid through March 31, 2007 with two five-year renewals. Additionally, Westwood holds two Indefinite Delivery Indefinite Quantity ("IDIQ") contracts that are valid for all federal government agencies. An Electronic Commodity Store III ("ECS III") prime contract issued to Westwood by the National Institute of Health provides various governmental agencies with an efficient cost-effective means for buying commercial products. The ECS-III contract is valid through December 2011. The GSA contracts provide all government agencies, and non governmental agencies authorized by GSA, with an efficient cost-effective means for buying commercial products. GSA and IDIQ purchasers may place unlimited orders for products under GSA and IDIQ contracts. The GSA contracts contain a most favored customer clause requiring us to provide GSA our best pricing. The IDIQ contracts contain similar clauses that require us to maintain pricing on a level similar to GSA with some volume discounting variations allowed by federal acquisition regulations. Westwood is certified as a "small business" on all of these contracts, and that status is valid for the life of the contract, subject to potential regulatory changes that may be implemented by SBA and OFPP requiring recertification based on other criteria. If Westwood's size status changes relative to any of these contracts, and we were to recertify as a "large business", the contracts do remain in force. The impact of a change in our current size certification on these contracts and their potential revenue contribution is not considered significant at this time.

Individual GSA eligible ordering agencies may enter into GSA-authorized Blanket Purchase Agreements ("BPAs") with GSA contract holders. BPA's are similar to second-tier contracts under a contractor's GSA contract. BPAs enable agencies to obtain better pricing based on volume ordering and they decrease an agency's administrative costs by streamlining the ordering process.

Westwood maintains number of Federal Supply Schedule BPAs that are authorized under its GSA Schedule 70 contract. GSA authorized BPAs typically include the same terms and conditions as those applied to standard GSA orders, with agency specific additions. The products offered on the BPAs are typically a subset of the products offered on Westwood's GSA Schedule, often at prices which are pre-negotiated to be lower than those available on the standard GSA schedules, in return for volume purchasing commitments by the customer. Westwood normally enters into separate agreements with partners to offer reduced BPA prices to the government. The BPAs are agency specific and allow us to focus specific partner relationships on specific customers.

Westwood maintains a Small business designation with the federal government under its GSA Schedule, ECS III, ADMC-2 and all current BPAs held based upon our size status (headcount based) at the time of the contract's original award date. As a small business, Westwood enjoys a number of benefits, including being able to compete for small business orders, qualifying as a small business subcontractor, bidding pursuant to small.purchase procedures directed to non-manufacturer small business, and offering government agencies an avenue to meet their internal small business purchase goals.

In certain cases, Westwood initiates contract activity as both a primary contractor and a sub contractor where we are not qualified as a small business based on government criteria that are revenue based or head count based. It is our belief that future growth in headcount will provide sufficient additional capabilities and access to a broader customer base to more than offset any potential loss of business activity that may be based on a small business designation. Westwood expects to continue to operate within business segments as both a large business and a small business simultaneously.

Accounting Treatment

The issuance of our common stock in connection with the Merger gave the former Darr shareholders shares equal to approximately 55.7% of our total outstanding common stock post-merger and resulted in a change of control for Old Emtec. Accordingly, for financial reporting purposes, the Merger was treated as an acquisition of Emtec by Darr and a recapitalization of Darr and the registrant's historical financial statements for periods prior to the Merger become those of Darr. In addition, for financial accounting purposes, the Westwood Acquisition was treated as an acquisition of Darr by Westwood with the result that the pre-Westwood Acquisition financial statements of Darr, and therefore, the Registrant are those of Westwood. As a result, the consolidated financial statements presented in this report consist of following financial statements:

1. Emtec for the year ended August 31, 2006 including the accounts and transactions of the company for the period from September 1, 2005 to August 31, 2006;
2. Darr for the year ended August 31, 2005 (including the accounts and transactions of Old Emtec for the period from August 6, 2005 to August 31, 2005);
3. Darr (following the Westwood Acquisition on April 16, 2004) for the period from April 17, 2004 to August 31, 2004 (the Darr Successor Period);
4. Westwood for the period from September 1, 2003 to April 16, 2004 (the Darr Predecessor Period).

Industry Background

The broad market in which we compete is the provision of IT services and products. This marketplace consists of traditional IT services such as hardware and software procurement, life-cycle services, and network consulting, as well as internet services such as web enablement, remote network monitoring, help desk services, and information security.

As the market for IT products has matured over the past several years, price competition has intensified. That factor, combined with abbreviated product lifecycles, has forced IT product manufacturers to pursue lower cost manufacturing and distribution strategies. Resellers who were able to serve the needs of corporate end users requiring diverse brands of products and related IT services were initial beneficiaries of this heightened competition. More recently, however, continuing competition and manufacturers' renewed efforts to improve their cost structures have led to both consolidations and business failures among resellers. Manufacturers have shifted from exclusive distribution partners to "open sourcing" and some have begun direct selling efforts with a view toward capturing market share from resellers.

At the same time that the market for IT products is consolidating, the market for IT services is expanding. Many companies have become increasingly dependent on the use of IT as a competitive tool in today's business environment. The need to distribute and access data on a real-time basis throughout an organization and between organizations has led to the rapid growth in network computing infrastructures that connect numerous and geographically dispersed end users through local and wide area networks. This growth has been driven by the emergence of industry standard hardware, software, and communications tools, as well as the significant improvement in the performance, capacity, and utility of such network-based equipment and applications.

The decision-making process that confronts companies when planning, selecting, and implementing IT infrastructure and services continues to grow more complex. Organizations are continually faced with technology obsolescence and must design new networks, upgrade, and migrate to new systems. As a result of the rapid changes in IT products and the risks associated with the commitment of large capital expenditures for products and services whose features and perceived benefits are not within the day-to-day expertise of operating management, many businesses increasingly are outsourcing some or all of their network management and support functions and are seeking the expertise of independent providers of IT products and services.

Regarding the federal government business, the U.S. federal government is one of the largest purchasers of IT products and services in the world and one of the largest users of outside contractors. The use of outside contractors is driven primarily by an effort to address specific skills needed by the federal government. There is high demand requirement for certain service capabilities such as security, storage, networking and integration. Engagements support mission specific goals rather than routine and deferrable office automation efforts. While the government will likely always support small and disadvantaged businesses, efforts toward shared data and IT functions across agencies should increase the need for vendors with scale as prime contractors. Federal IT spending growth is expected to outpace the growth of private sector spending.

Our Strategy

Our primary business objective is to become a leading single-source provider of high quality and innovative IT consulting, services and products. With the Merger, we believe we have created a strong, stable platform for growth and management depth. Through our strategic partners, we have an expanded array of products and technology solutions to offer our clients. We believe that by working with a single-source provider, organizations will be able to adapt more quickly to technological changes and reduce their overall IT costs. To this end, we are pursuing the following strategies:

Pursuing Strategic Acquisitions

We are seeking to expand our service offerings. We plan to enhance our base of technical and sales personnel, and to nurture and expand client relationships by means of acquisitions of companies whose businesses complement our businesses and, in particular, expand into the area of software consulting services. We intend to focus on companies with management teams who are willing to commit to long-term participation in our organization and who share our vision of continued growth.

Capitalizing on Existing Relationships

We have invested in training and committed resources to obtain company certifications from key industry manufacturers, and have entered into agreements with most of these manufacturers, such as Sun Microsystems, IBM, LENOVO, HP, Dell, CISCO, Microsoft, Novell and Citrix. These agreements grant us a nonexclusive right to purchase the manufacturer's hardware and license its software for our internal business use and for commercial integration and resale. Typically, our agreements with such manufacturers, such as those with Sun Microsystems, IBM, LENOVO, CISCO, Microsoft, Novell and Citrix, provide for a one-year term, renewable by the parties for successive one-year terms and are terminable by either party on prior written notice ranging from 30 to 45 days. They generally do not contain financial terms for resale of the manufacturer's products, which terms are separately governed by purchase orders.

Moreover, we believe that our history of satisfying the IT product requirements of our larger customers is facilitating the marketing of our broad range of services to this important segment of our clientele.

IT Reseller

We are an authorized reseller of the products of many leading IT manufacturers, such as 3Com, CISCO, HP, Lenovo, IBM, Intel, Microsoft, NEC, Veritas, Novell, Dell, and Sun Microsystems. Such products include workstations, servers, networking and communications equipment, enterprise computing products, and application software. Our business depends in large part upon our ongoing access to well established aggregators, as well as directly with manufacturers to enable us to acquire IT products at competitive prices and on reasonable terms for resale to our customers. Typically, we have not entered into any long-term supply contacts with any of our suppliers, as we purchase computers, computer systems, components, and parts on a purchase order basis. In general, our agreements with any of our suppliers including manufacturers can be terminated by such companies at any time upon 30 days prior notice.

Through our vendor alliances, we provide our customers with competitive pricing and value-added services such as electronic product ordering, product configuration, testing, warehousing, and delivery. Our relationships with our suppliers allow us to minimize inventory risk by ordering products primarily on an as-needed basis. We believe that in most cases our ability to acquire products on a cost-plus basis affords us the opportunity to avail ourselves of prices lower than those that could be obtained independently from manufacturers or other vendors. We utilize electronic ordering and pricing systems that provide real-time status checks on the aggregators' inventories and maintain electronic data interchange links to other suppliers. Our sales team is thereby able to schedule shipments more accurately and to provide electronically-generated client price lists.

We receive manufacturer rebates resulting from certain equipment sales. In addition, we receive volume discounts and other incentives from various suppliers. Our accounting policy is to reduce cost of revenues for rebates, discounts, and other incentives received from these suppliers. Except for products in transit or products awaiting configuration at our facility, we generally do not maintain large inventory balances. Our primary vendors limit price protection to that provided by the manufacturer (generally less than 30 days) and they restrict product returns, other than defective returns, to a percentage (the percentage varies depending on the vendor and when the return is made) of products purchased. Those returns must occur during a defined period, at the lower of the invoiced price or the current price, subject to the specific manufacturer's requirements and restrictions.

Our IT reseller activities accounted for approximately for 87.6%, 89.9%, 93.0% and 96.0% of our total revenues for the twelve months ended August 31, 2006, August 31, 2005, the period ended August 31, 2004 (successor period), and the period ended April 16, 2004 (predecessor period), respectively.

IT Services

Enterprise Computing Solutions: We offer a full spectrum of IT product acquisition and support services needed to support client/server environments, including product sourcing, network design and implementation, technical support, server consolidation, and clustering and load balancing for high availability.

Managed Services and Staff Augmentation Solutions: We manage and support customers' networks through the utilization of help desk and network monitoring services as well as through our own on-site engineering resources. This allows organizations to focus the majority of their efforts on their businesses—not on managing their IT infrastructures.

Data Communications Solutions: We offer Local Area Network/Wide Area Network and data wireless connectivity, voice over IP and structured cabling solutions that are designed to enhance communication capabilities, while decreasing costs.

Data Access Solutions: We enable on-demand access to information from anywhere over any network; our mobility, messaging, and management solutions provide secure data access, increased business productivity, and reduced IT costs for any organization.

Data Storage Solutions: We offer storage needs assessments, solution recommendations with hardware, software and implementation project requirements, implementation and integration services, post-sales training, maintenance and support services.

Data Center: We consult and design a Data Center plan that addresses facility needs. We organize servers and workstations with modular universal racking systems that take into consideration long-term needs for air flow, security, power distribution and cable management.

Lifecycle Management Services: Our lifecycle management services are designed to provide customers with continuous availability of service and support throughout the lifecycle of their IT investments, including the full spectrum of IT product acquisition and support services needed to support server environments. Our services include:

- Evaluation and prioritization of business objectives to determine the best course of action for our customers;
- Consultation with customers to identify the right IT products and services for their needs;
- Leveraging our vendor relationships to quickly source the right combination of products;
- Providing logistical support needed to deploy a major technology roll out; and
- Providing continuous support to enable a client to improve end-user satisfaction, minimize downtime, and lower the total cost of ownership.

K-12 Specialized Services for Student and Faculty Needs: We integrate top-quality curriculum software and computer products into the classroom. We have significant experience in building local area networks that link many campuses together. We also provide district-wide support and sustain Internet access to educational resources worldwide. We tailor our array of services to make the best use of limited funds.

Manufacturers Support Services Contracts: We offer manufacturer support service contracts that provide our clients with extended technical support, onsite hardware service and access to new software releases at a fixed price.

Our IT services activities accounted for approximately for 12.4%, 10.1%, 7.0% and 4.0% of our total revenues for the twelve months ended August 31, 2006, August 31, 2005, the period ended August 31, 2004 (successor period) and the period ended April 16, 2004 (predecessor period), respectively.

Backlog

Since the majority of our sales are on a purchase order basis, we do not have a significant backlog of business. Accordingly, backlog is not material to our business or indicative of future sales.

Distribution

Through our vendor alliances, we provide our customers with competitive pricing and value-added services such as electronic product ordering, product configuration, testing, warehousing, and delivery. Our relationships with our suppliers allow us to minimize inventory risk by ordering products primarily on an as-needed basis. We believe that in most cases our ability to acquire products on a cost-plus basis affords us the opportunity to avail ourselves of prices lower than those that could be obtained independently from manufacturers or other vendors. We utilize electronic ordering and pricing systems that provide real-time status checks on the aggregators' inventories and maintain electronic data interchange links to other suppliers. Our sales team is thereby able to schedule shipments more accurately and to provide electronically-generated client price lists. Typically, our agreements with any of our suppliers including manufacturers can be terminated by such companies at any time upon 30 days prior notice.

Marketing

Our marketing efforts are focused on:

- Broadening our public image as an IT service provider;
- Promoting our offerings to current customers, prospects, partners, and investors;
- Maintaining a constant flow of marketing communications to increase and maintain our market presence;
- Driving prospects to our web site; and
- Increasing overall inquiries and sales from all sources.

Our marketing division is charged with sales lead generation. Through diverse efforts that include seminars, tradeshows, direct mail, telemarketing, a bi-monthly newsletter, and through our website we create multiple and frequent "touches" of our prospective customers. The primary goal is to increase the number of face to face meeting opportunities between our account team and prospective clients, and to drive additional opportunities through our sales pipeline.

Customers

Our clients are primarily large business organizations, federal, state and local governments, local school districts, and other large and mid-sized companies located principally in the New York/New Jersey Metropolitan area and the Southeastern United States. The majority of our sales are drawn from various civilian and military U.S. governmental departments and agencies. We service our client base from leased facilities in New Jersey, New York, Virginia, Georgia, and Florida as well as five sales offices in the South and Western United States. We provide IT products to federal government civilian and military locations throughout the United States.

Our governmental agency customers include the Department of Defense, Department of Justice, Department of Homeland Security, Department of Health and Human Services, Department of Agriculture, Department of Commerce and the GSA. During the last three fiscal years ended on August 31, 2006, August 31, 2005, and 2004, U.S. governmental department and agency related sales accounted for approximately 52.6%, 76.1%, and 75.6% of our total revenues, respectively. The federal government business typically experiences increased activity during the months August through November.

Competition

The IT services industry is highly competitive. Our competitors include established computer product manufacturers (some of which supply products to us), distributors, computer resellers, systems integrators, and other IT service providers. In addition, many computer product manufacturers also sell to customers through their direct sales organizations and certain of them have announced their intention to enhance such direct sales efforts.

Many of our current and potential competitors have longer operating histories and financial, sales, marketing, technical, and other resources substantially greater than we do. As a result, our competitors may be able to adapt more quickly to changes in client needs or to devote greater resources than we can to the sales of IT products and the provision of IT services. Such competitors could also attempt to increase their presence in our markets by forming strategic alliances with our other competitors or with our customers, offering new or improved products and services to our customers or increasing their efforts to gain and retain market share through competitive pricing. Although, we hold a GSA designated Schedule 70 contract, an Electronic Commodity Store III (ECS-III) prime contract and have contracts with the State of New Jersey, Gwinnett County School System, Duval County School System and Tiffany & Co., we typically have no ongoing written commitments from any customers to purchase products, and all product sales are made on a purchase-order basis.

We are also in direct competition with local, regional, and national distributors of microcomputer products and related services as well as with various IT consulting companies. These competitors run the gamut from consulting companies to the established consulting arms of nationwide accounting and auditing firms. Several of these competitors offer most of the same basic products as we do. We also encounter competition from microcomputer suppliers that sell their products through direct sales forces, rather than through resellers such as ourselves, and from manufacturers and distributors that emphasize mail order and telemarketing sales.

Depending on the customer, the principal areas of competition may include price, pre-sale and post-sale technical support and service, availability of inventory, and breadth of product line. We have an insignificant market share of sales in the microcomputer industry and of the service markets that we serve. Most of our competitors at the regional and national levels are substantially larger, have more personnel, have materially greater financial, technological and marketing resources, and operate within a larger geographic area than we do.

Employees

As of November 13, 2006, we employed 208 individuals, including 82 sales, marketing and related support personnel, 73 service and support employees, 30 operations and administration personnel, and 23 employees in accounting, finance, and human resources. We believe that our ability to recruit and retain highly skilled technical and other management personnel will be critical to our ability to execute our business model and growth strategy. We believe that our relations with our employees are good.

Available Information

The public may read and copy any materials filed by us with the SEC at the SEC's public reference room at 100 F Street, N.E., Washington D.C. 20549. The public may obtain information about the operation of the SEC's public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information about issuers such as us that file electronically with the SEC.

In addition, we make available free of charge on our website at www.emtecinc.com our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) under the Exchange Act as soon as reasonably practical after we electronically file such material with, or furnish it to, the SEC.

Item 1A. ***Risk Factors***

We cannot assure you that we can successfully increase the portion of our revenues derived from IT services. If we are unsuccessful our future results may be adversely affected.

Our transition from an emphasis on reselling IT products to an emphasis on providing IT services has placed significant demands on our managerial, administrative, and operational resources. Our ability to manage this transition effectively is dependent upon our ability to develop and improve operational, financial, and other internal systems, as well as our business development capabilities, and to attract, train, retain, motivate, and manage our employees. If we are unable to do so, our ability to effectively deliver and support our services may be adversely affected. Further, our transitional efforts to access higher-margin services and consulting revenues may result in reduced IT product sales. If we successfully expand our IT services offerings, periods of variability in utilization may continue to occur. In addition, we are likely to incur greater technical training costs during such periods. Historically, our IT reseller activities accounted for approximately for 87.6%, 89.9%, 93.0% and 96.0% of our total revenues for the twelve months ended August 31, 2006, August 31, 2005, the period ended August 31, 2004 (successor period), and the period ended April 16, 2004 (predecessor period), respectively. In contrast, our IT services activities accounted for approximately for 12.4%, 10.1%, 7.0% and 4.0% of our total revenues for the twelve months ended August 31, 2006, August 31, 2005, the period ended August 31, 2004 (successor period) and the period ended April 16, 2004 (predecessor period), respectively.

Our new services have not achieved widespread client acceptance. If they do not achieve market acceptance, our profit potential may be adversely affected.

We have limited experience in developing, marketing, or providing these services. We cannot assure you that we will be able to successfully market such services to either new or existing customers, that our services will achieve market acceptance, or that we will be able to effectively hire, integrate, and manage additional technical personnel to enable us to perform these services to our customers' expectations.

We may not be able to compete effectively in the highly competitive IT services industry.

The IT services business is highly competitive. Our competitors include established computer product manufacturers, some of which supply products to us, distributors, computer resellers, systems integrators; and other IT service providers.

Many computer product manufacturers also sell to customers through their direct sales organizations and certain of them have announced their intentions to enhance such direct sales efforts. Many of our current and potential competitors have longer operating histories and financial, sales, marketing, technical, and other resources substantially greater than we do. As a result, our competitors may be able to adapt more quickly to changes in client needs or to devote greater resources than we can to the sales of IT products and the provision of IT services and we may not have the resources to compete effectively.

Our inability to maintain high personnel utilization rates may adversely impact our profit potentiality.

The most significant cost relating to the services component of our business is personnel expense, which consists of salaries, benefits, and payroll related expenses. Thus, the financial performance of our service business is based primarily upon billing margins (billable hourly rates less the costs to us of service personnel on an hourly basis) and utilization rates (billable hours divided by paid hours). The future success of the services component of our business will depend in large part upon our ability to maintain high utilization rates at profitable billing margins. The competition for quality technical personnel has continued to intensify, resulting in increased personnel costs. This intense competition has caused our billing margins to be lower than they might otherwise have been. Our utilization rates for service personnel likely will also be adversely affected during periods of rapid and concentrated hiring.

Our revenues and expenses are unpredictable. A decrease in revenues or increase in expenses could materially adversely affect our operating results.

Our operating results have been, and will continue to be, impacted by changes in technical personnel billing and utilization rates. Moreover, we expect that downward pricing pressure will persist due to the continued commoditization of computer products. Further, there are numerous other factors, which are not within our control that can contribute to fluctuations in our operating results, including the following:

- patterns of capital spending by customers;
- the timing, size, and mix of product and service orders and deliveries;
- the timing and size of new projects, including projects for new customers; and
- changes in trends affecting outsourcing of IT services.

We also believe that, to a limited degree, our business is seasonal with a greater proportion of our product sales occurring in the first quarter of our fiscal year due to the capital budgeting and spending patterns of some of our larger customers. Operating results have been, and may in the future also be, affected by the cost, timing, and other effects of acquisitions, including the mix of product and service revenues of acquired companies.

Since our inception, we have funded our operations primarily from borrowings under our credit facility.

Our credit facility contains financial covenants. As of August 31, 2006, we were in compliance with all our financial covenants. We had $0.88 million and $4.41 million outstanding balances under the accounts receivable credit facility, and $3.25 million and $10.95 million (included in the Company's accounts payable) outstanding balances plus $788,357 and $2.28 million in open approvals under the floor plan credit facility with Lender at August 31, 2006 and 2005, respectively. Net availability of $14.60 million and $11.16 million was available under the accounts receivable credit facility, and $15.47 million and $6.20 million was available under the floor plan credit facility as of August 31, 2006 and 2005, respectively. However, there can be no assurance that we will be in compliance with all of our financial covenants in future and the Lender will not immediately call for repayment of the outstanding borrowings under the credit facility.

Reduction in or elimination of our credit facilities with our primary trade vendors could have a material adverse effect on our business and operations.

As of August 31, 2006, our open terms credit lines with our primary trade vendors, including aggregators and manufacturers was $27.25 million. Under these credit lines, we are typically obligated to pay each invoice within 30-45 days from the date of such invoice. These credit lines could be reduced or eliminated without a notice, and this action could have a material adversely affect our business, result of operations, and financial condition.

Our revenues are derived from a few major customers, the loss of any of which could cause our results of operations to be adversely affected.

A large potion of our revenues is drawn from various civilian and military U.S. governmental departments and agencies. These customers include the Department of Defense, Department of Justice, Department of Homeland Security, Department of Health and Human Services, Department of Agriculture,

Department of Commerce and the GSA. During the last three fiscal years ended on August 31, 2006, August 31, 2005, and 2004, U.S. governmental department and agency related sales accounted for approximately 52.6%, 76.1% and 75.6% of our total revenues, respectively.

Any of the following additional risk factors could have a material negative impact on our business:

- Seasonality of federal government related business makes future financial results less predictable;
- Dependent on governments demand for IT products. A material decline in overall sales to the government as a whole, or to a certain key agency thereof, could have a material adverse effect on our results of operations. Several of the key factors in maintaining our relationships with the federal government agencies are:
  - Our performance on individual contracts and delivery orders
  - The strength of our professional reputation
  - The relationships of our key executives with customer personnel
  - Our compliance with complex procurement laws and regulations related to the formation, administration and performance of federal government contracts.

Adverse changes in U.S. Federal Government fiscal spending could have a negative effect on our sales, gross margin, and cash flow.

Changes in U.S. Federal Government spending policies or budget priorities could directly affect our financial performance. Among the factors that could materially harm our business are:

- a significant decline in spending by the U.S. Federal Government in general or by specific departments or agencies in particular;
- changes in the structure, composition and/or buying patterns of the U.S. Federal Government;
- the adoption of new laws or regulations changing procurement practices; or
- delays in the payment of our invoices by government payment offices.

The U.S. Federal Government's overall information technology spending for the 2007 fiscal year was announced to be $64 billion. This represents an increase of 2.8% over fiscal year 2006, a significant reduction over the five to six percent increases received in recent years. These or other factors could cause U.S. Federal Government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, or not to exercise options to renew contracts, any of which would cause us to lose future revenue.

Our quarterly sales and cash flows are volatile, which makes our future financial results difficult to forecast.

Our sales, operating results and cash flows have been, and are expected to continue to be, subject to significant fluctuations from quarter to quarter due to a number of factors including:

- The seasonality of our business due to the U.S. Federal Government's buying and funding patterns;
- Fluctuations in our gross margins due to variations in the mix of products and services sold;
- The number, size and scope of orders from our customers;
- Availability of price protection, purchase discounts and rebate programs from vendors;
- Contractual terms and degree of completion of projects;
- Changes in our sales cycles as we move towards solution selling; and
- Changes in accounting rules, such as recording expenses for employee stock option grants and tax accounting principles.

Our recent level of gross margins may not be sustainable. In addition, changes in services gross margin may result from various factors such as changes in the mix between technical support services and advanced services, as well as the timing of service contract initiations, renewals and utilization of service personnel. As a consequence, sales volumes and operating results for future periods are difficult to predict and, therefore, prior results are not necessarily indicative of results to be expected in future periods.

We must maintain our status as an authorized reseller/service of IT products. The loss on any one of such authorizations could have a material adverse effect on our business and operations.

We are materially dependent on our continued status as an approved reseller of IT products and our continued authorization as an IT service provider. Without such authorizations, we would be unable to provide the range of products and services we currently offer, including warranty services, and manufacturers support services contracts. Our resale agreements with manufacturers generally are terminable by manufacturers upon 30 days', prior written notice. The loss of one or more of such authorizations could have a material adverse effect on our business and results of operations.

We have no long-term sales commitments from any of our suppliers. A loss of any of our principal supplier would material adversely affect our IT reseller business.

Our IT reseller business depends on large part upon our access to aggregators and manufacturers, to supply us with products at competitive prices and on reasonable terms for resale by us to our customers. Certain agreements may be terminated by such companies upon 30 days prior written notice. We cannot assure you that we will be able to continue to obtain products from the aggregators and manufacturers at prices or on terms acceptable to us, if at all.

Our client engagements entail significant risks and a failure to meet a client's expectations could materially adversely affect our reputation and business.

Many of our engagements involve projects that are critical to the operations of our customers' businesses and provide benefits that may be difficult to quantify. Our failure or inability to meet a client's expectations in the performance of our services could result in a material adverse change to the client's operations and therefore could give rise to claims against us or damage our reputation, adversely affecting our business, results of operations, and financial condition.

We intend to expand our business through acquisitions of complementary businesses. There is no certainty, however, that we will be successful in acquiring any new businesses or that any such acquisitions will help us achieve our strategic objectives.

As a part of our business development strategy, we intend to pursue acquisitions of IT product and service businesses in order to expand our service offerings, to add and enhance our base of technical and sales personnel, or to provide desirable client relationships. The success of this strategy depends not only upon our ability to acquire complementary businesses on a cost-effective basis, but also upon our ability to integrate acquired operations into our organization effectively, to retain and motivate key personnel, and to retain customers of acquired firms. We cannot assure you that we will be able to acquire or integrate such businesses successfully. Furthermore, we cannot assure you that financing for any such acquisitions will be available on satisfactory terms, or that we will be able to accomplish our strategic objectives as a result of any such transaction or transactions. In addition, we expect to compete for attractive acquisition candidates with other companies or investors in the IT industry, which could have the effect of increasing the cost of pursuing our acquisition strategy, or it could reduce the number of attractive candidates to be acquired. Acquisitions also may involve a number of specific risks, including:

- possible adverse short-term effects on our operating results;
- dependence on retaining key customers and personnel;
- diversion of management's attention;
- amortization or impairment of acquired intangible assets; and
- risks associated with unanticipated problems, liabilities, or contingencies.

Acquisitions may also cause us to:

- issue common stock or preferred stock or assume stock option plans that would dilute current shareholders' percentage ownership;
- use cash, which may result in reduction of our liquidity
- assume liabilities;
- record goodwill and non-amortizable intangible assets that would be subject to impairment testing and potential periodic impairment charges;

- incur large and immediate write-offs; and
- become subject to litigation.

Holders of our common stock may face a lack of liquidity.

Our common stock is currently traded on the Over-the-Counter Bulletin Board market. Given the fact that our common stock is thinly traded, there can be no assurance that the desirable characteristics of an active trading market for such securities will ever develop or be maintained. Therefore, each investor's ability to control the timing of the liquidation of the investment in our common stock will be restricted and an investor may be required to retain his investment in our common stock indefinitely.

The market price of our common stock has been and is likely to continue to be volatile, which may make it difficult for shareholders to resell common stock when they want to and at prices they find attractive.

Our share price has been volatile due, in part, to the general volatile securities market. Factors other than our operating results may affect our share price may include the level of perceived growth of the industries in which we participate, market expectations of our performance success of the partners, and the sale or purchase of large amounts of our common stock.

Compliance with changing regulations of corporate governance and public disclosure may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, and new SEC regulations, are creating uncertainty for companies such as ours. These new or changed laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and as a result their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in higher costs necessitated by ongoing revisions to disclosure and governance practices. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased selling, general and administrative expense and a diversion of management's time and attention from revenue-generating activities to compliance activities. In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of internal control over financial reporting and our external auditors' audit of that assessment require the commitment of significant financial and managerial resources. Further, our Board members, Chief Executive Officer and Chief Financial Officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficulty attracting and retaining qualified Board members and executive officers, which could harm our business.

Infrastructure systems consolidation and implementation of new systems at Old Emtec could have a material adverse affect on our business.

We are highly dependent on our infrastructure to process orders, track inventory, ship products in a timely manner, prepare invoices to our customers, recognize revenue and otherwise carry on our business in the ordinary course. We are in a process of consolidating our systems and implementing Facts (Accounting System) at Old Emtec. This implementation of Facts is scheduled to occur on December 1, 2006 at all Old Emtec locations and this could result in problems which could disrupt our business and adversely affect our sales and margins.

The potential risks associated with this implementation of Facts are numerous including:

- difficulties in integrating the system with our current operations;
- the build-up of excess and obsolete inventory from duplicate orders and higher than usual customer returns;
- diversion of management's attention away from normal daily operations of our business;
- initial dependence on an unfamiliar system while training personnel in its use;
- additional expenses and cash outlays for the maintenance and upkeep of the software;
- difficulties in obtaining reports to accurately present our external financial results;
- increased demand on our support operations; and
- potential delay in the processing of customer orders for shipment of products.

As a result of the above, our business, operating results and financial condition may have negative adverse impact on future periods.

Difficulties with the integration of the historical Darr business with the historical Emtec business may impose substantial costs and delays and cause other unanticipated problems for us.

The Merger involves a number of risks relating to our ability to integrate the historical Darr and historical Emtec businesses into one combined operation. The process of integrating these operations, particularly their personnel, could cause interruptions to our business. Some of the risks we face include:

- retention of key personnel, customers and vendors of both businesses;
- the occurrence of a material adverse effect on the existing business relationships with customers or vendors, or both, could lead to a termination of or otherwise affect each businesses relationships with such customers or vendors;
- impairments of goodwill and other intangible assets; and
- contingent and latent risks associated with the past operations of, and other unanticipated costs and problems arising in either of the historical businesses.

If we are unable to successfully integrate, we could be required to undertake unanticipated charges. These charges could have a material adverse effect on our business.

Item 1B. ***Unresolved Staff Comments***

Not applicable.

Item 2. ***Properties***

We lease space in six locations. Our corporate headquarters and principal operational facilities are currently located in Trenton, New Jersey. The following table contains certain information about each of our leased facilities:

Address	Size (in square feet)	Monthly Rent	Expiration Date
572 Whitehead Road, Bldg. #1 Trenton, NJ 08619	16,000	$11,600	May 31, 2006(1)
500 Satellite Blvd. Suwanee, GA 30024	21,284	$12,416	November 30, 2009
7843 Bayberry Road, Jacksonville, FL 32256	3,340	$ 2,218	February 28, 2006
880 Third Avenue, 12th floor New York, NY 10022	7,635	$24,777	June 30, 2008(2)
11 Diamond Road Springfield, NJ 07081	42,480	$15,000	April 30, 2009
14121 Parke Long Court Suite 200 Chantilly, VA 20151	5,837	$ 8,610	August 31, 2010
352 Seventh Avenue, 17th floor New York, NY 10001	1,600	$ 7,000	May 31, 2007

(1) This office is space is currently on a month to month lease term. We have notified our landlord that we will be vacating this space effective December 31, 2006 as we consolidate our offices in our Springfield, NJ facility.

(2) We assumed this lease on January 9, 2002 in connection with our acquisition of Devise Associates, Inc. We have sub-leased this office space though June 30, 2008 for an approximate monthly rental payment of $15,700.

We believe these facilities will satisfy our anticipated needs for the foreseeable future.

Item 3. *Legal Proceedings*

In March 2002, Logical Business Solutions, Inc., one of our competitors, instituted an action in the Circuit Court, Fourth Judicial Circuit, in Duval County, Florida, against us and Cheryl Pullen, one of our employees, alleging that we wrongfully interfered with its contractual relationship with one of its customers. The amount of damages was not specified. The litigation is currently in the discovery stage. We believe that the claim is without merit and we intend to vigorously defend ourselves.

We are subject to legal proceedings that arise in the ordinary course of business, but we do not believe these claims will have a material adverse impact on our financial position or results of operations.

Item 4. *Submission of Matters to a Vote of Security Holders*

Not Applicable.

Executive Officers of the Registrant

The following table sets forth certain information as to each of our executive officers:

Name	Age	Positions and Offices Presently Held
Dinesh R. Desai	56	Chairman of the Board, Chief Executive Officer and President
Brian McAdams	64	Director and Vice Chairman
Keith Grabel	54	Director and President—Sales and Marketing
Stephen C. Donnelly	48	Chief Financial Officer
John P. Howlett	62	Vice Chairman of Corporate Development
Ronald A. Seitz	59	President—Emtec Operations
Philip Spagnola	50	President—Commercial Sales
Sam Bhatt	39	Vice President of Finance and Secretary

Dinesh R. Desai. Since August 5, 2005, Mr. Desai has been Chairman of the Board, Chief Executive Officer and President of the Company. Prior to August 2005 and from 1986, Mr. Desai has been the Chairman and CEO of DARR Global Holdings, Inc., a management consulting firm. Since 2004, he has served as Chairman on the Board of Directors of two private corporations, Westwood Computer Corporation and DARR Westwood Technology Corporation. Mr. Desai was a President, CEO, Co-Chairman and an owner of a privately-held manufacturer, Western Sky Industries ("Western Sky"), of highly engineered, proprietary component parts used primarily in aerospace applications. Western Sky grew from approximately $3mm in revenues to over $170 million in revenues during the 1990's prior to being sold to McKechnie in 1999. Prior to 1986, Mr. Desai spent twelve years with American Can and Arco Chemical in various management positions, including marketing, manufacturing, finance, planning and research and development. Mr. Desai has also served as a member of the Board of Directors of the Enterprise Center, a Nonprofit Organization. Mr. Desai holds a Bachelor of Science Degree in chemical engineering from the Indian Institute of Technology in Bombay, India, and a Masters of Science Degree in both chemical and industrial engineering from Montana State University. He earned a Masters in Business Administration from Temple University in 1978.

Brian McAdams. Since August 5, 2005, Mr. McAdams has been Director and Vice Chairman of the Company. Prior to August 2005 and from 2001, Mr. McAdams has served as a Senior Partner with DARR Global Holdings, as the Vice Chairman of Westwood Computer Corporation, the CEO of Passport Express Services, Inc., and the CEO of My Help Desk, Inc. He has held prior positions as director at two public companies: Crusader Bank Corporation and National Media Corporation, where he served as both Chairman and CEO.

Keith Grabel. Since August 5, 2005, Mr. Grabel has been Director and President of Sales and Marketing of the Company. Prior to August 2005 and from 2000, Mr. Grabel has held the positions of president and director of Westwood Computer Corporation. For the past year, he has also served as president and director of DARR Westwood Technology Corp. Mr. Grabel graduated from the University of Miami School of Business in 1974.

Stephen Donnelly. Since August 5, 2005 Mr. Donnelly has been the Chief Financial Officer of the Company. Prior to August 5, 2005 and since 2002, Mr. Donnelly has been the Chief Financial Officer of DARR Global Holdings, Inc. a management consulting firm. Since 2004, he has served as an officer for Westwood Computer Corporation. Between 1993 and 2002, Mr. Donnelly worked as a Manager and Managing Director for Acquisition Management Services, Inc., a merger and acquisition advisory firm. Prior to that, he has worked as a Director of Operations for a privately-held human resource and employee benefits software developer and as a Financial Manager for a healthcare organization. Mr. Donnelly began his career with the accounting firm of PriceWaterhouse. He is a Certified Public Accountant with a Bachelor's degree in Accounting from Villanova University (in 1980).

John P. Howlett. Since January 2006, John P. Howlett has been Vice Chairman of Corporate Development. Prior to January 2006, Mr. Howlett was President of Emtec–Northeast Operations since August 5, 2005. Prior to August 5, 2005 he was our Chairman of the Board and Chief Executive Officer since January 17, 2001 and Chief Executive Officer of Emtec-NJ since August, 1997 and Chairman of Emtec-NJ since August, 1998. He has been a director of Emtec-NJ since October, 1996. Mr. Howlett was the founder (in 1983) of Cranford, New Jersey-based Comprehensive Business Systems, Inc. (CBSI). CBSI primarily provided microcomputer systems, network integration, training, and data communications to mid-size and Fortune 1000 corporations. In October 1996, CBSI merged into Emtec-NJ. Prior to founding CBSI, Mr. Howlett was with the AT&T Long Lines Division for twelve years. He earned a Bachelor of Science degree in Electrical Engineering from Rose Hulman Institute of Technology in Terre Haute, Indiana, and a Master of Business Administration degree from Fairleigh Dickinson University in New Jersey. A Vietnam veteran, Mr. Howlett served in the U.S. Army for four years.

Ronald A. Seitz. Since March 2006, Ronald A. Seitz has been President of Emtec Operations. Prior to March 2006, Mr. Seitz was President of Emtec–Southeast Operations since August 5, 2005. Prior to August 5, 2005 he was our President and Chief Operating Officer since February 2003 and Executive Vice-President and a director since January 17, 2001 and Executive Vice President of Emtec-NJ since March, 1996. Prior to that he was the Chief Operating Officer of Emtec-NJ. He has been a director of Emtec-NJ since April, 1995. Mr. Seitz was the founder (in 1980) of Charleston, South Carolina-based Computer Source, Inc. (CSI). CSI primarily provided microcomputer systems, network integration, and data communications to mid-size and Fortune 1000 corporations. In April 1995, CSI merged with Landress Information Systems of Mt. Laurel, New Jersey to become Emtec-NJ. Prior to founding CSI, Mr. Seitz was employed for six years as an engineer with the U.S. government in Washington, DC. He graduated from North Carolina State University with a Bachelor of Science degree and from George Washington University with an MBA in computer science. Mr. Seitz also holds a DMD degree from the Dental School at the Medical University of South Carolina.

Philip Spagnola. Since January 2006, Philip Spagnola has been President of Commercial Sales. Prior to January 2006 he was our Vice President of Sales since February 2005. Previously, Mr. Spagnola held senior management positions at Unisys, Digital Equipment Corporation and General Electric over the past twenty six years. Mr. Spagnola is a 1977 graduate of the University at Albany where he earned a Bachelor of Science degree in Business and earned a Master's degree in Management from the Hartford Graduate Center in 1984.

Sam Bhatt. Since August 5, 2005, Sam Bhatt has been Vice President of Finance and Secretary. Prior to August 5, 2005 he was our Vice President of Finance and Treasurer of Emtec since January 17, 2001 and of Emtec-NJ since July 2000. Prior to that and from July, 1997, he was Director of Accounting for Emtec-NJ. He also held the positions at Emtec-NJ of Accounting Manager (from 1994 to July, 1997) and of Senior Accountant (from 1992 to 1994). Mr. Bhatt holds a Bachelor of Science Degree in business administration from Drexel University in Pennsylvania and a Diploma in Hotel Management from the Institute of Hotel Management and Catering Technology in Mumbai, India.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Our common stock is quoted on the Over-The-Counter Bulletin Board market under the symbol "ETEC". The following table sets forth the high and low closing prices of our common stock for the periods indicated:

Three Months Ended	High	Low
August 31, 2006	$1.75	$1.00
May 31, 2006	$1.85	$1.11
February 28, 2006	$2.17	$1.58
November 30, 2005	$2.48	$1.60
August 31, 2005	$2.85	$1.60
May 31, 2005	$2.00	$1.32
February 28, 2005	$3.04	$1.70
November 30, 2004	$2.25	$0.88

The above quotations represent prices between dealers and do not include retail mark-ups, markdowns or commissions. They do not necessarily represent actual transactions.

As of November 13, 2006, there were 568 record holders of our common stock, although we believe that beneficial holders approximate 850.

We have not previously declared any dividends. It is not likely that dividends on the shares will be declared in the foreseeable future. Under our current loan agreement, we may not declare any dividends without the consent of our lenders. However, even if our lenders consented, the determination and payment of dividends with respect to the shares in the future will be within the discretion of our board of directors and will depend on our earnings, capital requirements and operating and financial condition, among other factors.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders(1)	—	—	—
Equity compensation plans not approved by security holders(2)	2,000	$0.29	656,733
Total	2,000	$0.29	656,733

(1) The Company's 2006 Stock-Based Incentive Compensation Plan (the "2006 Plan") was approved by the stockholder on May 8, 2006. The 2006 Plan authorizes the granting of stock options to directors and eligible employees. The Company has reserved 1,400,000 shares of its common stock for issuance under the 2006 Plan at prices not less than 100% of the fair value of the Company's common stock on the date of grant (110% in the case of shareholders owning more than 10% of the Company's common stock). Options under the 2006 Plan may terminate after 10 years and may vest over a four year period. No options were granted or exercised under the 2006 Plan during the year ended August 31, 2006.

(2) Our 1996 Stock Option Plan (the "Plan") (amended in 1999) authorizes the granting of stock options to directors and eligible employees. We have reserved 1,000,000 shares of our common stock for issuance under the Plan at prices not less than 100% of the fair value of our common stock on the date of grants (110% in the case of shareholders owning more than 10% of our common stock). As of August 31, 2006, 341,267 options have been exercised under the Plan.

Item 6. ***Selected Financial Data***

The issuance of our common stock in connection with the Merger gave the former Darr shareholders shares equal to approximately 55.7% of our total outstanding common stock post-merger and resulted in a change of control for us. Accordingly, for financial reporting purposes, the Merger was treated as an acquisition of Emtec by Darr and a recapitalization of Darr and the registrant's historical financial statements for periods prior to the Merger become those of Darr. In addition, for financial accounting purposes, the Westwood Acquisition was treated as an acquisition of Darr by Westwood with the result that the pre-Westwood Acquisition financial statements of Darr, and therefore, the Registrant are those of Westwood. As a result, the consolidated financial statements included in this Form 10-K include (i) the accounts and transactions of Westwood for the period from September 1, 2003 to April 16, 2004 (Darr Predecessor Period) and for Westwood and Darr for the period from April 17, 2004 to August 31, 2004 (Darr Successor Period), (ii) the accounts and transactions of Darr for the period from September 1, 2004 to August 31, 2005 and including the accounts and transactions of Emtec for the period from August 6, 2005 to August 31, 2005 and (iii) Emtec for the year ended August 31, 2006 include the accounts and transactions of the combined company for the period from September 1, 2005 to August 31, 2006.

The following selected consolidated financial data below should be read in conjunction with our consolidated financial statements including the accompanying notes and Management's Discussion and Analysis of Financial Condition and Results of Operations, both elsewhere in this Report. The data as of August 31, 2006 and 2005 and for each of the three years ended August 31, 2006, 2005 and for the periods from September 1, 2003 to April 16, 2004 (Darr Predecessor Period) and from April 17, 2004 to August 31, 2004 (Darr Successor Period) have been derived from, and should be read in conjunction with, our audited consolidated financial statements and accompanying notes, which are contained elsewhere in this Report. The data as of August 31, 2003 and for the year ended August 31, 2003 have been derived from our audited financial statements, which are not contained in this Report. The data as of August 31, 2002 and for the year ended August 31, 2002 have been derived from our unaudited financial statements, which are not contained in this Report.

	Years Ended August 31,					
	2006	2005	(Successor Period) 2004	(Predecessor Period) 2004	2003	2002 (unaudited)
Net revenues	$224,511,942	$162,632,042	$41,641,604	$88,229,719	$97,449,611	$94,165,222
Net Income	$ 197,915	$ 826,985	$ 122,281	$ 885,837	$ 467,390	$ 549,605
Net Income per common share (basic & diluted)	$ 0.01	$ 0.08	$ 0.01	$ 0.09	$ 0.05	$ 0.06

	At August 31,				
	2006	2005	2004	2003	2002 (unaudited)
Total assets	$ 52,024,813	$ 70,009,918	$21,737,638	$22,984,079	$23,060,145
Total long-term debt	$ 2,290,862	$ 3,010,219	$ 2,405,084	—	$ 351,112
Total preferred stock *	—	—	$ 1,030,000	—	—
Total redeemable common stock	—	$ 5,500,000	—	—	—

* Liquidation value of $1,030,000

There was a dividend in the form of the distribution of a note receivable in the amount of $399,958 paid to the shareholders of Westwood on April 15, 2004. There were no other dividends paid to common stockholders during the five year period ended on August 31, 2006.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

Reference is made to the "Risk Factors" outlined in Item 1A for a discussion of important factors that could cause actual results to differ from expectations and any of our forward-looking statements contained herein. The following discussion as of August 31, 2006 and 2005 and the corresponding data for (i) the year ended August 31, 2006, (ii) the year ended August 31, 2005, and (ii) for the periods from (a) September 1, 2003 to April 16, 2004 (Darr Predecessor Period) and (b) from April 17, 2004 to August 31, 2004 (Darr Successor Period) have been derived from, and should be read in conjunction with, our audited consolidated financial statements and accompanying notes, which are contained elsewhere in this Report.

Overview

We are an information technology company, providing consulting, services and products to commercial and education clients, the U.S. Federal Government as well as state and local authorities. Our services and products address technology needs of our clients including communications, data management, enterprise computing, managed services, storage and data center planning and development. Our solutions are crafted to enable our clients to become more efficient and effective, thereby making them more profitable and giving them a competitive advantage. To date, the most significant portion of our revenues has been derived from our activities as a reseller of IT products, such as workstations, servers, microcomputers, application software and networking and communications equipment. However, we are actively seeking to increase the portion of our revenues that are derived from IT services.

Our primary business objective is to become a leading single-source provider of high quality and innovative IT consulting, services and products. With the Merger, we believe we have created a strong, stable platform for growth and management depth. Through our strategic partners, we have an expanded array of products and technology solutions to offer our clients.

Merger with Darr

On August 5, 2005, we completed our merger under the Agreement and Plan of Merger dated as of July 14, 2005 (the "Merger Agreement"), by and among Emtec, Inc., a Delaware corporation ("Old Emtec"), Emtec Viasub LLC, a Delaware limited liability company and a wholly-owned subsidiary of Old Emtec ("MergerCo"), and Darr Westwood Technology Corporation, a Delaware corporation ("Darr"). Pursuant to the terms of the Merger Agreement, Darr merged with and into MergerCo (the "Merger") and became a part of the consolidated entity that has retained the name Emtec, Inc. (the "Company").

The Merger has been accounted for as a capital transaction followed by a recapitalization. Our management concluded that the transaction resulted in a change in control of the Company and that the Merger should be accounted for as a reverse acquisition. Accordingly, Darr is deemed to be the acquiring company for financial reporting purposes and its financial statements became our historical financial statements. In conjunction with the Merger, we changed our fiscal year end from March 31 to August 31.

Upon completion of the Merger, all of the shares of Darr common stock issued and outstanding immediately prior to the merger were exchanged for 9,528,110 shares of our common stock and the former Darr shareholders were issued warrants to purchase an additional 10% of our common stock calculated on a fully diluted basis for an aggregate exercise price of $3,695,752, measured on a post exercise basis.

Overview of Financial Statements Presented Herein

As previously noted, the Merger was treated as an acquisition of Emtec by Darr and a recapitalization of Darr and the registrant. Darr is deemed to be the acquiring company for financial reporting purposes and Emtec's historical financial statements for periods prior to the Merger become those of Darr.

In evaluating our results of operations and financial performance, our management has used combined results for the fiscal year ended August 31, 2005 as a single measurement period. Due to the Merger, we believe that comparisons between the eleven months ended August 5, 2005 and either Darr's results for the period from September 1, 2004 to August 5, 2005 or Emtec's results for the period from August 6, 2005 through August 31, 2005 may impede the ability of users of our financial information to understand our operating and cash flow performance. Consequently, in order to enhance an analysis of our operating results and cash flows, we have presented our operating results and cash flows on a combined basis for the fiscal year ended August 31, 2005. This combined presentation for the fiscal year ended August 31, 2005 simply represents the mathematical addition of the pre-acquisition results of operations of Darr for the period from September 1, 2004 through August 5, 2005 and the results of operations of Emtec, following the Merger, for the period from August 6, 2005 through August 31, 2005. The consolidated financial statements for the year ended August 31, 2006 include the accounts and transactions of the post-Merger combined company.

Therefore, the financial statements presented in this Report consist of the following financial statements:

1. Westwood for the period from September 1, 2003 to April 16, 2004 (Darr Predecessor Period);
2. Darr (following the Westwood Merger on April 16, 2004) for the period from April 17, 2004 to August 31, 2004 (Darr Successor Period);
3. Darr for the fiscal year ended August 31, 2005 (including Emtec, following the Merger, for the period from August 6, 2005 to August 31, 2005);
4. Emtec for the fiscal year ended August 31, 2006 (includes the accounts and transaction of the Company for the period from September 1, 2005 to August 31, 2006).

As mentioned above, for the discussion and analysis in this Report we have combined Westwood's period from September 1, 2003 to April 16, 2004 (Darr Predecessor Period) and Darr's period from April 17, 2004 to August 31, 2004 (Darr Successor Period) and our period from September 1, 2004 to August 31, 2005 represents the financial statements of Darr for the 2005 fiscal year plus the financial statements of Emtec for the period from August 6, 2005 to August 31, 2005.

Results of Operations

Comparison of Years Ended August 31, 2006 and 2005

The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of our Results of Operations for the fiscal years ended August 31, 2006, and 2005. The consolidated financial statements include the accounts and transactions of the Company for the year ended August 31, 2006 and the results of operations for the year ended August 31, 2005 represents results of operations of Darr for the 2005 fiscal year plus the results of operations of Emtec for the period from August 6, 2005 to August 31, 2005.

EMTEC, INC.
CONSOLIDATED STATEMENTS OF INCOME
Years Ended August 31,

	2006	2005	Change	%
Revenues	$224,511,942	$162,632,042	$61,879,900	38.0%
Cost of revenues	199,382,350	148,587,442	50,794,908	34.2%
Gross profit	25,129,592	14,044,600	11,084,992	78.9%
Percent of revenues	11.2%	8.6%		
Operating expenses:				
Selling, general, and administrative expenses	22,098,186	11,858,576	10,239,610	86.3%
Management fee—related party	350,000	350,000	—	0.0%
Rent expense—related party	355,731	194,190	161,541	83.2%
Depreciation and amortization	945,685	174,944	770,741	440.6%
Total operating expenses	23,749,602	12,577,710	11,171,892	88.8%
Pecent of revenues	10.6%	7.7%		0.0%
Operating income	1,379,990	1,466,890	(86,900)	–5.9%
Percent of revenues	0.6%	0.9%		
Other expense (income):				
Interest income—other	(52,013)	(120,520)	68,507	–56.8%
Interest expense	1,064,703	611,479	453,224	74.1%
Other	(38,619)	(303,604)	264,985	N/A
Income before income taxes	405,919	1,279,535	(873,616)	–68.3%
Provision for income taxes	208,004	452,550	(244,546)	–54.0%
Net income	$ 197,915	$ 826,985	$ (629,070)	–76.1%
Percent of revenues	0.1%	0.5%		

Total Revenues

Total revenues increased by 38.0% or $61.88 million to $224.51 million for the year ended August 31, 2006, compared to $162.63 million for the year ended August 31, 2005. This increase is primarily attributable to the addition of the revenue generated by Old Emtec to the business. Total additional incremental revenue attributed to Old Emtec approximated $71.71 million for the year ended August 31, 2006. Without this incremental revenue that resulted from the acquisition, our total revenue would have decreased by 6.3% or $9.83 million for the year ended August 31, 2006. This decrease is mainly due to a sale of IT products to the United States Department of Agriculture ("USDA") of approximately $21.79 million which occurred during the three months ended May 31, 2005. Without this USDA sale, our total revenue for the year ended August 31, 2006 would have increased by $11.96 million. This increase is primarily attributable to an overall increase in the federal government business, excluding the impact of the USDA sale.

Revenues from various commercial, education, state and local clients have increased as a result of the Merger. Our revenues, by client types, are comprised of the following for the years ended:

	August 31, 2006		August 31, 2005	
Departments of the United States Government	$118,167,014	52.6%	$123,823,906	76.1%
State and Local Governments	25,299,178	11.3%	17,625,586	10.8%
Commercial Companies	51,606,516	23.0%	12,338,163	7.6%
Education and other	29,439,234	13.1%	8,844,387	5.4%
Total Revenues	$224,511,942	100.0%	$162,632,042	100.0%

It is expected that the federal government business will continue to be strong as the company continues to penetrate wider and deeper into various civilian and military agencies. We have broadened the number of contracts (multi-year awards) in which we are participating which may increase our total revenues in upcoming years. We are one of nine awardees in a U.S. Army contract which was recently awarded. We estimate that total funds allocated to this contract where all nine awardees could participate in bidding process may approximate $5.0 billion over 10 years. Additionally, we are currently bidding on several new contracts.

The educational business is expected to be strong during the upcoming year as a result of a Gwinnett County tax initiative to support school district spending passed in November 2006. The passage of this tax initiative should substantially increase Gwinnett County's IT expenditures.

The state and local government business is expected to improve as the tight budget pressures are being loosened.

The commercial sector is also expected to improve as additional relationships have been and are continuing to be developed. There is a solid well-established client base to which to build upon as the company expands product and service offerings to existing clients as well as develop new relationships in the sizable New Jersey/New York marketplace.

Gross Profit

Aggregate gross profit increased by 78.9% or $11.08 million to $25.13 million for the year ended August 31, 2006 as compared to $14.04 million for the year ended August 31, 2005. This increase is primarily attributable to Old Emtec's gross profit of $10.49 million for the year ended August 31, 2006, which represented approximately 94.6% of our total increase in gross profit. The remainder of the $595,929 increase in our gross profit is attributable to favorable price drops and incentives offered by manufacturers as well as our continuous focus on selling higher margin products. Overall gross profit for the year ended August 31, 2006 includes a reduction in gross profit of approximately $338,000 due to inventory damage that occurred to a large shipment during the quarter ended February 28, 2006.

Measured as a percentage of revenues, our gross profit margin increased to 11.2 % of total revenues for the year ended August 31, 2006 from 8.6% for the year ended August 31, 2005. This increase is also mainly attributable to the Merger. Gross profit margin of the Old Emtec business equaled to 14.4% of Old Emtec total revenues for the year ended August 31, 2006. Without this acquisition, our gross profit margin would have increased to 9.5% of total revenues for the year ended August 31, 2006 from 8.5% for the year ended August 31, 2005. This percentage increase is primarily attributable to greater selling efforts, favorable price drops and incentives offered by manufacturers. We cannot expect that price drops and incentives are going to repeat in the future.

Factors that may affect gross margins in the future include changes in product margins, rebates and other incentives offered by various manufacturers, changes in technical employee utilization rates, the mix of products and services sold, and the decision to aggressively price certain products and services.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 86.3% or $10.24 million to $22.10 million for the year ended August 31, 2006, compared to $11.86 million for the year ended August 31, 2005. This increase is mainly due to the Merger. Total additional incremental selling, general and administrative expenses associated with the Merger approximated $8.87 million for the year ended August 31, 2006. Without this acquisition, our selling, general and administrative expenses would have increased by 12.5%, or $1.37 million to $12.39 million for the year ended August 31, 2006. This increase in selling, general and administrative expenses is mainly due to the following:

- Professional fees increased approximately $675,000 due to compliance costs associated with the SEC and in connection with the Merger; and
- Compensation and benefits expense increased approximately $900,000 due to a company wide increase in head count associated with our long-term investment in new employees as well as higher commission costs associated with higher gross profit.

We do not expect professional fees associated with the Merger to continue in future periods. In addition, to improve operational efficiencies within the organization, we have made several operational and management changes to our business. We expect to see the impact of these changes in future quarters and we will continue to emphasize operating efficiencies through cost containment strategies, re-engineering efforts and improved service delivery techniques, particularly within selling, marketing, general and administrative expenses.

Factors that may in the future have a negative impact on our selling, general and administrative costs include costs associated with marketing and selling activities, compliance costs associated with Securities and Exchange Commission rules and increases in our insurance costs.

Management Fee-Related Party

There was no change in the management fee to a related party for the year ended August, 31, 2006 compared to the year ended August 31, 2005. DARR Global Holdings, Inc. ("DARR Global") is management services firm 100% owned by our Chief Executive Officer. DARR Global charges the Company a management fee of $350,000 annually.

Rent Expense-Related Party

Rent Expense-related party increased by 83.2% or $161,541 to $355,731 for the year ended August 31, 2006, compared to $194,190 for the year ended August 31, 2005. The increase in rent expense-related party is due to the Merger and the assumption of the lease from GS&T Properties, LLC, a company in which officers of our company are passive investors, owning approximately 20% equity interest. Under the term of the lease, we occupy approximately 21,000 square feet of office and warehouse space out of a total of approximately 70,000 square feet in Suwannee, GA. The lease term is for 5 years with monthly base rent of $12,500. During the year ended August 31, 2006, we recorded $175,731 in expense under this lease.

We also occupy approximately 43,000 square feet of office and warehouse space in Springfield, New Jersey. This space is leased from Westwood Property Holdings, LLC, in which Keith Grabel, our director and an executive officer, Mary Margaret Grabel, spouse of our director, and David Micales, our Vice President of Operations, are members. The lease term is through April 2009 with monthly base rent of $15,000. During the year ended August 31, 2006, we recorded $180,000 in expense under this lease.

Depreciation and Amortization

Depreciation and Amortization expense increased by 440.6% or $770,741 to $945,685 for the year ended August 31, 2006, compared to $174,944 for the year ended August 31, 2005. This increase is primarily attributable to the Merger. Depreciation and amortization expense associated with the Merger accounted approximately for $645,706 of increase. Additionally, we made fixed asset acquisitions of $764,904 during the current fiscal year, which increased our depreciation expense. These capital assets acquisitions were primarily for the purchase of computer equipment for internal use, the purchase of software licenses to upgrade our accounting systems, leasehold improvements, and for furniture and fixtures.

Intangible assets at August 31, 2006 and 2005 consisted of the value ascribed to customer relationships of $8,661,712 less accumulated amortization of $648,585 and $68,868, respectively. The assets ascribed to customer relationships are being amortized on a straight-line basis over 13-15 years. Amortization expense was $579,717 and $61,598 for each of the years ended August 31, 2006 and 2005, respectively.

Interest expense

Interest expense increased by 74.1% or $453,224 to $1.06 million for the year ended August 31, 2006, compared to $611,479 for the year ended August 31, 2005. This is mainly due to a higher balance on our line of credit and a higher interest rate due to an increasing prime rate, and higher days sales outstanding during the period.

Provision for Income Taxes

Income taxes decreased by 54.0% or $244,546 to $208,004 for the year ended August 31, 2006, compared to $452,550 for the year ended August 31, 2005. Income tax expense of $208,004 includes approximately $73,000 in estimated income tax expense related to the IRS income tax audit for the prior years recorded during the three months ended February 28, 2006. Without this income tax expense related to the income tax audit, our income tax expense would have been approximately $135,004. This decrease is primarily attributable to the 76.1% decrease in income before income taxes in the current year compared to the prior year. Effective tax rate for the year ended August 31, 2006, without the income tax expense related to the IRS income tax audit, is 33.3% compared with 35.4% for the year ended August 31, 2005. This is mainly due to a lower effective state income tax rate for current year.

Comparison of Years Ended August 31, 2005 and 2004

The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of our Results of Operations for the fiscal years ended August 31, 2005, and 2004. For this discussion and analysis we have combined the periods from September 1, 2003 to April 16, 2004 (Darr Predecessor Period) and from April 17, 2004 to August 31, 2004 (Darr Successor Period), and our period from September 1, 2004 to August 31, 2005 represents the results of operations of Darr for the 2005 fiscal year plus the financial statements of Old Emtec for the period from August 6, 2005 to August 31, 2005.

EMTEC, INC.
CONSOLIDATED STATEMENTS OF INCOME
Years Ended August 31,

	2005	2004	Change	%
Revenues	$162,632,042	$129,871,323	$ 32,760,719	25.2%
Cost of revenues	148,587,442	117,214,228	31,373,214	26.8%
Gross profit	14,044,600	12,657,095	1,387,505	11.0%
Percent of revenues	8.6%	9.7%		
Operating expenses:				
Selling, general, and administrative expenses	11,858,576	10,711,020	1,147,556	10.7%
Management fee—related party	350,000	116,664	233,336	200.0%
Rent expense—related party	194,190	215,333	(21,143)	-9.8%
Depreciation and amortization	174,944	75,005	99,939	133.2%
Total operating expenses	12,577,710	11,118,022	1,459,688	13.1%
Pecent of revenues	7.7%	8.6%		0.0%
Operating income	1,466,890	1,539,073	(72,183)	-4.7%
Percent of revenues	0.9%	1.2%		
Other expense (income):				
Forgiveness of debt	—	(405,652)	405,652	-100.0%
Interest income—related party	—	(21,483)	21,483	-100.0%
Interest income—other	(120,520)	(70,262)	(50,258)	71.5%
Interest expense	611,479	257,484	353,995	137.5%
Other	(303,604)	—	(303,604)	N/A
Income before income taxes	1,279,535	1,778,986	(499,451)	-28.1%
Provision for income taxes	452,550	770,868	(318,318)	-41.3%
Net income	$ 826,985	$ 1,008,118	$ (181,133)	-18.0%
Percent of revenues	0.5%	0.8%		

Total Revenues

Total revenues, increased by 25.2% or $32.76 million to $162.63 million for the year ended August 31, 2005, compared to $129.87 million for the year ended August 31, 2004. This increase is primarily attributable to an increase in the federal government business including a significant sale to a federal government customer–the USDA of approximately $21.79 million which represented approximately 66% of our total increase in revenue. Additionally, our revenue increased as a result of the Merger. Revenues associated with the Merger equaled to $6.26 million for the year ended August 31, 2005 which represents approximately 19% of the total revenue increase. Other factors which increased revenue include increased service revenue and higher selling efforts.

The federal government business typically experiences increased activity during the months of August through November. We do not expect that significant sales like one discussed above will continue to occur in the future periods.

Gross Profit

Aggregate gross profit increased by 11.0% or $1.39 million to $14.04 million for the year ended August 31, 2005, as compared to $12.66 million for the year ended August 31, 2004. This increase is primarily attributable to significant sale to a federal government customer, the USDA, discussed above in the revenue section, and the gross profit associated with Old Emtec revenues after the Merger. Gross profits associated with USDA sales approximated $814,000, and gross profit associated with the Merger equaled approximately $772,000. Without this one-time sale and the Merger, our aggregate gross profit would have decreased by approximately $200,000. Measured as a percentage of revenues, our gross profit margin decreased to 8.6% of total revenues for the year ended August 31, 2005 from 9.7% for the year ended August 31, 2004. Both of these decreases are mainly due to competitive pressures and aggressive pricing strategies which lowered our gross margins.

Factors that may affect gross margins in the future include changes in product margins, changes in technical employee utilization rates, the mix of products and services sold, and the decision to aggressively price certain products and services.

Selling, General, and Administrative Expenses

Selling, general and administrative expenses increased by 10.7% or $1.15 million to $11.86 million for the year ended August 31, 2005, compared to $10.71 million for the year ended August 31, 2004. This increase is mainly due to the Merge. Selling, general and administrative expenses associated with the inclusion of the Old Emtec business approximating $857,000. Our increase in head count company-wide and the corresponding compensation and benefits expense associated with our long-term investment in new employees also factored into the increase of our selling, general and administrative expenses. Selling, general and administrative expenses as a percentage of sales decreased to 7.3% from 8.2%.

Factors that may in the future have a negative impact on our selling, general and administrative costs include costs associated with marketing and selling activities, compliance costs associated with SEC rules and insurance markets.

Management Fee-Related Party

Management fee related-party increased by 200% or $233,336 to $350,000 for the year ended August 31, 2005 compared to $116,664 for the year ended August 31, 2004. The increase in the management fee-related party is due to a full year of management fees paid to DARR Global Holdings, Inc. as compared with only a partial year of management fees in 2004. DARR Global Holdings, Inc. is a management consulting company owned by the Company's Chief Executive Officer.

Rent Expense-Related Party

Rent Expense-Related Party decreased by 9.8% or $21,143 to $194,190 for the year ended August 31, 2005 compared to $215,333 for the year ended August 31, 2004. The decrease in Rent Expense-Related party is due to the decrease in rent for the Springfield, NJ office and warehouse space.

We also occupy approximately 43,000 square feet of office and warehouse space in Springfield, New Jersey. This space is leased from Westwood Property Holdings, LLC, in which Keith Grabel, our director, Mary Margaret Grabel, spouse of our director, and David Micales, our Vice President of Operations, are members. The lease term is through April 2009 with monthly base rent of $15,000. During the year ended August 31, 2006, we recorded $180,000 in expense under this lease.

In connection with the Merger, we assumed the lease from GS&T Properties, LLC, a company in which officers of our company are passive investors, owning approximately 20% equity interest. Under the term of the lease, we occupy approximately 21,000 square feet of office and warehouse space out of a total of approximately 70,000 square feet in Suwannee, GA. The lease term is for 5 years with monthly base rent of $12,500. During the year ended August 31, 2005, we recorded $14,190 in expense under this lease.

Depreciation and Amortization

Depreciation and Amortization expense increased by 133.2% or $99,939 to $174,944 for the year ended August 31, 2005 compared to $75,005 for the year ended August 31, 2004. This increase is attributable to the Merger. Depreciation and amortization relating to the Old Emtec business accounted approximately for $52,000 of increase. Additionally, we made fixed asset acquisitions of $491,310 during the year ended August 31, 2005; these capital assets acquisitions were primarily for the purchase of computer equipment for internal use, purchase of software licenses to upgrade our computer systems, and for furniture and fixtures, which increased our depreciation expense.

On August 5, 2005, we recorded an Intangible asset, ascribed to a customer relationship of $8,378,166 in connection with the Merger. Intangible assets at August 31, 2005 and 2004 consisted of the value ascribed to customer relationships of $8,661,712, less accumulated amortization of $68,868 and $283,546 less accumulated amortization of $7,270, respectively. The assets ascribed to customer relationships are being amortized on a straight-line basis over 13-15 years. Amortization expense was $61,598 and $7,270 for the periods ended August 31, 2005 and August 31, 2004, respectively. Amortization expense of $580,356 is expected to be recorded each year through August 31, 2016, $573,085 for the year ended August 31, 2017, $558,544 for the years ended August 31, 2018 and 2019, and $518,755 for the year ended August 31, 2020.

Interest expense

Interest expense increased by 137.5% or $353,995 to $611,479 for the year ended August 31, 2005, compared to $257,484 for the year ended August 31, 2004. This is mainly due to a full year of interest expense on notes payable to former stockholders of Westwood, DARR Westwood LLC, and Four Kings Management, LLC, which were associated with the April 2004 acquisition of Westwood by Darr.

Other.

Other income of $303,604 recorded on August 31, 2005, was due to the change in the value of the put options issued on August 5, 2005 using a Black-Scholes option pricing model. Under the Black-Scholes model, the total value of the put options was $315,104. As of August 31, 2005, the total value of the put options was $11,500.

Provision for Income Taxes

Income taxes decreased by 41.3% or $318,318 to $452,550 for the year ended August 31, 2005, compared to $770,868 for the year ended August 31, 2004. This decrease is primarily attributable to the decrease in taxable income. Taxable income decreased by 28.19% or $499,451 to $1.28 million for the year ended August 31, 2005, compared to $1.78 million for the year ended August 31, 2004.

Recently Issued Accounting Standards

In May 2005, the Financial Accounting Standards Board ("FASB") issued SFAS No. 154, "Accounting Changes and Errors Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3", ("SFAS No. 154"). SFAS No. 154 changes the requirement for the accounting and reporting of a change in an accounting principle. SFAS No. 154 is effective for accounting changes and correction of errors in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of this statement to have a material impact on its financial position or results of operations.

In July 2006, the FASB issued FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109." FIN 48 clarifies the accounting for uncertainty in income taxes recognized in and enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets as a result of the application of FIN 48 these will be accounted for as an adjustment to retained earnings. Additional disclosures about the amounts of such liabilities will be required also. The Company is required to adopt FIN 48 beginning September 1, 2007. Management is currently assessing the impact of FIN 48 on consolidated financial position and results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements" which provides a definition of fair value, establishes a framework for measuring fair value and requires expanded disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years. The provisions of SFAS 157 will be applied prospectively.

Liquidity and Capital Resources

Cash and cash equivalents at August 31, 2006 of $917,683 represented a decrease of $103,554 from $1.02 million at August 31, 2005. We are a net borrower; consequently, we believe our cash and cash equivalents balance must be viewed along with the available balance on our line of credit. Borrowings under our line of credit at August 31, 2006 decreased to $3.53 million from $4.41 million at August 31, 2005. This decrease in our line of credit balance is primarily attributable to improved days sales outstanding and open terms offered to us by our suppliers. At August 31, 2006, our net working capital was approximately $602,084 less than it was at August 31, 2005.

Since our inception, we have funded our operations primarily from borrowings under our credit facility. On August 5, 2005, our subsidiaries, Emtec, Inc. ("Emtec NJ") and Westwood Computer Corporation ("Westwood" and together with the Emtec NJ, the "Borrower"), entered into a Business Financing Agreement with GE Commercial Distribution Finance Corporation (the "Lender") pursuant to which the Lender has agreed to provide to Borrower an accounts receivable facility (the "Credit Facility"). The Credit Facility provides for aggregate borrowings of the lesser of $35.0 million or 85% of eligible accounts receivable, plus 100% of unsold inventory financed by the Lender, minus $3.15 million. The Credit Facility includes certain financial covenants that we must maintain on a quarterly basis, and we are also subject to certain mandatory prepayments upon the occurrence of certain events, subject to certain exceptions, set forth in the Business Financing Agreement.

Borrowings under the Credit Facility bear interest at an annual rate equal to the greater of (i) the rate of interest which JP Morgan Chase Bank (or its successor) publicly announces from time to time as its prime rate or reference rate or (ii) four percent (4%).

To secure the payment of the obligations under the Credit Facility, the Borrower granted to Lender a security interest in all of Borrower's interests in certain of its assets, including inventory, equipment, fixtures, accounts, chattel paper, instruments, deposit accounts, documents, general intangibles, letter of credits rights, and all judgments, claims and insurance policies.

In connection with the Credit Facility, Emtec NJ and Westwood (together, the "Dealer") entered into the Agreement for Wholesale Financing with the Lender on August 5, 2005 (the "Wholesale Agreement"). The Wholesale Agreement provides for an extension of credit by the Lender to the Dealer from time to time, subject to the maximum aggregate borrowings set forth in the Credit Facility, to purchase inventory from approved vendors and for other purposes. The financial terms of any advance by the Lender are not set forth in the Wholesale Agreement because such terms depend upon many variable factors, including availability of vendor discounts, payment terms or other incentives and purchase volume. The Wholesale Agreement contains certain customary representations and warranties and events of default, including the failure to pay interest, principal or fees, any material inaccuracy of any representation and warranty, bankruptcy and insolvency events.

In addition, the Lender and MRA Systems, Inc. (dba GE Access), one of our trade creditors, entered into an intercreditor agreement in which the Lender agreed to give GE Access a first lien position on all future unbilled service maintenance billings and which provide that, as regards to GE Access, all debt obligations to the Lender are accorded priority.

On February 13, 2006, we entered into an addendum to our Credit Facility and Wholesale Agreement with GE CDF (the "Addendum"). This Addendum amended the Credit Facility by increasing our reserve amount from $3.15 million to $5.0 million, and we paid a waiver fee of $50,000 for our non-compliance with certain financial covenants as of three months ended November 30, 2005.

On April 10, 2006, we executed a second addendum to our Credit Agreement and Wholesale Agreement (the "Second Addendum"). The second addendum amended the Credit Facility by decreasing our reserve amount from $5.0 million to $3.01 million, increasing the time period for eligibility of all U.S. federal government accounts receivable from 90 to 120 days from the date of the invoice, and revised our financial covenants from the quarter ending February 28, 2006 through May 31, 2007. All other terms remain unchanged.

As of August 31, 2006, we had a $881,459 outstanding balance under the Credit Facility, a $3.25 million outstanding balance, which is included in our accounts payable, plus $788,357 in open approvals under the Wholesale Agreement with the Lender. As of August 31, 2006, we had net availability of $14.60 million under the Credit Facility, and $15.47 million under the Wholesale Agreement.

As of August 31, 2006, we determined that we were in compliance with our financial covenants with the Lender.

As of August 31, 2006, we had outstanding balances under our open term credit facilities with our primary trade vendors, including aggregators and manufacturers, of $27.50 million with outstanding principal of approximately $13.54 million. Under these lines, we are typically obligated to pay each invoice within 30-45 days from the date of such invoice. These credit lines could be reduced or eliminated without notice and this action could have material adverse affect our business, result of operations, and financial condition.

Capital expenditures of $764,904 during the year ended August 31, 2006 were primarily for the purchase of computer equipment for internal use, purchase of software licenses to upgrade our accounting systems, and furniture and fixtures. We anticipate our capital expenditures for our fiscal year ending August 31, 2007 will be approximately $450,000, of which approximately $250,000 will be for the upgrade of our organizational computer system, including the implementation and data conversion costs, and the remaining $200,000 will primarily be for the purchase of computer equipment for internal use.

The following are our long-term contractual obligations for leases, debt and other long term liabilities as of August 31, 2006. Other long-term liabilities consist of accrued severance due to a spouse of a former executive and shareholder of Westwood.

	Payments Due By Period:				
Contractual Obligations:	**Total**	**Less than 1 year**	**1-3 years**	**4-5 years**	**More than 5 years**
Long-term debt obligations	$3,010,218	$ 719,356	$2,290,862	$ —	$—
Capital lease obligations	—	—	—	—	—
Operating lease obligations	2,191,837	857,912	1,166,495	167,430	—
Purchase obligations	—	—	—	—	—
Other long-term liabilities	272,332	133,900	102,000	36,432	
Total	$5,474,387	$1,711,168	$3,559,356	$203,862	$—

We anticipate that our primary sources of liquidity in fiscal year 2007 will be cash generated from operations, trade vendor credit and cash available to us under our Credit Facility. Our future financial performance will depend on our ability to continue to reduce and manage operating expenses as well as our ability to grow revenues. Any loss of clients, whether due to price competition or technological advances, will have an adverse affect on our revenues. Our future financial performance could be negatively affected by unforeseen factors and unplanned expenses. See "Forward Looking Statements" and "Business—Risk Factors" discussed in our Annual Report on Form 10-K for the year ended August 31, 2006.

We have no arrangements or other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect liquidity or the availability of or requirements for capital resources.

We believe that funds generated from operations, trade vendor credit and bank borrowings should be sufficient to meet our current operating cash requirements through the next twelve months. However, there can be no assurance that all of the aforementioned sources of cash can be realized.

Critical Accounting Policies

Our financial statements are prepared in accordance with accounting principles that are generally accepted in the United States. The methods, estimates, and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our financial statements. The SEC has defined critical accounting policies as policies that involve critical accounting estimates that require (i) management to make assumptions that are highly uncertain at the time the estimate is made, and (ii) different estimates that could have been reasonably used for the current period, or changes in the estimates that are reasonably likely to occur from period to period, which would have a material impact on the presentation of our financial condition, changes in financial condition or in result of operations. Based on this definition, our most critical policies include: revenue recognition, allowance for doubtful accounts, inventory valuation reserve, the assessment of recoverability of long-lived assets, the assessment of recoverability of goodwill and intangible assets, and valuation of deferred tax assets.

Revenue Recognition

We recognize revenue from the sales of products when risk of loss and title passes which is upon client acceptance.

Product revenue represents sales of computer hardware and pre-packaged software. These arrangements often include software installations, configurations, and imaging, along with delivery and set-up of hardware. We follow the criteria contained in EITF 00-21 and Staff Accounting Bulletin ("SAB") 104 in recognizing revenue associated with these transactions. We perform software installations, configurations and imaging services at our locations prior to the delivery of the product. Some client arrangements include "set-up" services performed at client locations where our personnel perform the routine tasks of removing the equipment from boxes, and setting up the equipment at client workstations by plugging in all necessary connections. This service is usually performed the same day as delivery. Revenue is recognized on the date of acceptance, except as follows:

- In some instances, the "set-up" service is performed after date of delivery. We recognize revenue for the "hardware" component at date of delivery when the amount of revenue allocable to this component is not contingent upon the completion of "set-up" services and, therefore, our client has agreed that the transaction is complete as to the "hardware" component. In instances where our client does not accept delivery until "set-up" services are completed, we defer all revenue in the transaction until client acceptance occurs.
- There are occasions when a client requests a transaction on a "bill & hold" basis. We follow the SAB 104 criteria and recognize revenue from these sales prior to date of physical delivery only when all the criteria of SAB 104 are met. We do not modify our normal billing and credit terms for these customers. The customer is invoiced at the date of revenue recognition when all of the criteria have been met.

We have experienced minimal customer returns. Since all eligible products must be returned to us within 30 days from the date of the invoice, we reduce the product revenue and cost of goods in each accounting period based on the actual returns that occurred in the next 30 days after the close of the accounting period.

Service and consulting revenue include time billings based upon billable hours charged to the clients, fixed price short-term projects, hardware maintenance contracts, and manufacturer support service contracts. These contracts generally are task specific and do not involve multiple deliverables. Revenues from time billings are recognized as services are delivered. Revenues from short-term fixed price projects are recognized using the proportionate performance method by determining the level of service performed based upon the amount of labor cost incurred on the project versus the total labor costs to perform the project because this is the most readily reliable measure of output.

Revenue from the sale of warranties and support service contracts where we are responsible for fulfilling the service requirements of the client are recognized on a straight-line basis over the term of the contract, in accordance with Financial Accounting Standards Board Technical Bulleting No. 90-1, *Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts* ("FTB 90-1").

Revenues from manufacturer support service contracts where the manufacturer is responsible for fulfilling the service requirements of the client are recognized immediately on their contract sale date. Manufacturer support service contracts contain cancellation privileges that allow our clients to terminate a contract with 90 days written notice. In this event, the client is entitled to a pro-rated refund based on the remaining term of the contract, and we would owe the manufacturer a pro-rated refund of the cost of the contract. However, we have experienced no client cancellations of any significance during our most recent 3-year history and do not expect cancellations of any significance in the future.

We may also enter into sales arrangements with clients that contain multiple elements. We recognize revenue from sale arrangements that contain both products and manufacturer warranties in accordance with

Emerging Issues Task Force (EITF) Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables", based on the relative fair value of the individual components. The relative fair value of individual components is based on historical sales of the components sold separately.

Trade Receivables

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our clients to make required payments. We base our estimates on the aging of our accounts receivable balances and our historical write-off experience, net of recoveries. If the financial condition of our clients were to deteriorate, additional allowances may be required. We believe the accounting estimate related to the allowance for doubtful accounts is a "critical accounting estimate" because changes in it can significantly affect net income.

Inventories

Inventory is stated at the lower of average cost (specific identification) or market. Inventory is entirely finished goods purchased for resale and consists of computer hardware, computer software, computer peripherals and related supplies. We provide an inventory reserve for products we determine are obsolete or where salability has deteriorated based on management's review of products and sales.

Goodwill and Intangible Assets

We have adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). As a result, amortization of goodwill was discontinued. Goodwill is the excess of the purchase price over the fair value of the net assets acquired in a business combination accounted for under the purchase method. We test goodwill and indefinite-lived assets for impairment at least annually in accordance with SFAS 142. The Company set an annual impairment testing date of June 1. An impairment charge will be recognized only when the implied fair value of a reporting unit, including goodwill, is less than its carrying amount. Intangible assets that have finite useful lives are amortized over their useful lives.

Intangible assets at August 31, 2006 and August 31, 2005 consisted of the value ascribed to customer relationships. The assets ascribed to customer relationships are being amortized on a straight-line basis over 13 to 15 years. Intangible assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable in accordance with Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." Recoverability of long-lived assets is assessed by a comparison of the carrying amount to the estimated undiscounted future net cash flows expected to result from the use of the assets and their eventual disposition. If estimated undiscounted future net cash flows are less than the carrying amount, the asset is considered impaired and a loss would be recognized based on the amount by which the carrying value exceeds the fair value of the asset.

Rebates

Rebates are recorded in the accompanying consolidated statements of income as a reduction of the cost of revenues in accordance with Emerging Issues Task Force Abstract No. 02-16, *Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor* (EITF 02-16).

Income Taxes

Income taxes are accounted for under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. In estimating future tax consequences, we generally consider all expected future events other than the enactment of changes in tax laws or rates. A valuation allowance is recognized if, on weight of available evidence, it is more likely than not that some portion or all the deferred tax assets will not be realized.

Off-Balance Sheet Arrangements

Under SEC regulations, in certain circumstances, we are required to make certain disclosures regarding the following off-balance sheet arrangements, if material:

- Any obligation under certain guarantee contracts;
- Any retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets;
- Any obligation under certain derivative instruments; and
- Any obligation arising out of a material variable interest held by the Company in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company, or engages in leasing, hedging or research and development services with the Company.

We do not have any off-balance sheet arrangements that are required to be disclosed pursuant to these regulations.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

We do not engage in trading market risk sensitive instruments and do not purchase hedging instruments or "other than trading" instruments that are likely to expose us to market risk, whether interest rate, foreign currency exchange, commodity price or equity price risk. We have issued no debt instruments, entered into no forward or future contracts, purchased no options and entered into no swaps. Our primary market risk exposures are those of interest rate fluctuations. A change in interest rates would affect the rate at which we could borrow funds under our revolving credit facility. Our average balance on the line of credit during fiscal year August 31, 2006 was approximately $5.2 million. Assuming no material increase or decrease in such balance, a one percent change in the interest rate would change our interest expense by approximately $52,000 annually.

Item 8. *Financial Statements and Supplementary Data*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Emtec, Inc.
Trenton, New Jersey

We have audited the consolidated balance sheet of Emtec, Inc. and Subsidiaries (the "Company") as of August 31, 2006, and the related consolidated statements of income, cash flows and changes in stockholders' equity for the year ended August 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Emtec, Inc. and Subsidiaries as of August 31, 2006, and the results of their operations and their cash flows for the year ended August 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey & Pullen, LLP
Blue Bell, Pennsylvania
November 17, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Emtec, Inc.

We have audited the accompanying consolidated balance sheets of Emtec, Inc. as of August 31, 2005 and 2004, and the related consolidated statements of operations, cash flows and changes in stockholders' equity, for the year ended August 31, 2005, the period from April 17, 2004 to August 31, 2004 (Successor Period) and the period from September 1, 2003 to April 16, 2004 (Predecessor Period). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of The Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Emtec, Inc at August 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for the year ended August 31, 2005, the period from April 17, 2004 to August 31, 2004 (Successor Period) and the period from September 1, 2003 to April 16, 2004 (Predecessor Period), in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Philadelphia, PA
December 2, 2005

EMTEC, INC.

CONSOLIDATED BALANCE SHEET

August 31, 2006 and 2005

	2006	2005
Assets		
Current Assets		
Cash and cash equivalents	$ 917,683	$ 1,021,237
Receivables:		
Trade, less allowance for doubtful accounts	27,424,737	34,541,373
Others	2,478,004	3,385,891
Inventories, net	1,295,364	5,770,590
Prepaid expenses	681,831	433,238
Deferred tax asset—current	636,183	603,533
Total current assets	33,433,802	45,755,862
Property and equipment, net	1,316,089	917,159
Customer relationships, net	8,013,127	8,592,844
Goodwill	9,014,055	8,974,610
Restricted cash	150,000	5,650,000
Other assets	97,751	119,443
Total assets	$52,024,824	$70,009,918
Liabilities and Stockholders' Equity		
Current Liabilities		
Line of credit	$ 881,459	$ 4,412,526
Accounts payable—trade	23,355,126	29,738,061
Accounts payable—related party	254,166	133,333
Current portion of long term debt—related party	719,356	524,874
Income taxes payable	85,732	828,659
Accrued liabilities	3,443,829	4,190,728
Due to former stockholders	631,415	631,415
Customer deposits	693,383	1,268,672
Deferred revenue	1,069,020	1,125,205
Total current liabilities	31,133,486	42,853,473
Accrued severance	272,332	380,356
Deferred tax liability	2,785,606	2,838,298
Long term debt—related party	2,290,862	3,010,219
Total liabilities	36,482,286	49,082,346
Stockholders' Equity		
Common stock $0.01 par value; 25,000,000 shares authorized; 17,249,875 and 17,232,134 shares issued and 14,385,286 and 17,232,134 outstanding at August 31, 2006 and 2005, respectively	172,499	172,321
Additional paid-in capital	19,921,699	19,908,779
Retained earnings	1,044,387	846,472
	21,138,585	20,927,572
Less: treasury stock, at cost, 2,864,589 shares	(5,596,047)	—
Total stockholders' equity	15,542,538	20,927,572
Total liabilities and stockholders' equity	$52,024,824	$70,009,918

The accompanying notes are integral parts of these consolidated financial statements.

EMTEC, INC.

CONSOLIDATED STATEMENT OF INCOME

Periods Ended August 31, 2006, 2005 and 2004

	Year Ended August 31, 2006	Year Ended August 31, 2005	Period from April 17, 2004 to August 31, 2004 (Successor Period)	Period from September 1, 2003 to April 16, 2004 (Predecessor Period)
Revenues	$224,511,942	$162,632,042	$41,641,604	$88,229,719
Cost of revenues	199,382,350	148,587,442	37,617,860	79,596,368
Gross profit	25,129,592	14,044,600	4,023,744	8,633,351
Operating expenses:				
Selling, general, and administrative expenses	22,098,186	11,858,576	3,418,755	7,292,265
Management fee—related party	350,000	350,000	116,664	—
Rent expense—related party	355,731	194,190	60,000	155,333
Depreciation and amortization	945,685	174,944	23,739	51,266
Total operating expenses	23,749,602	12,577,710	3,619,158	7,498,864
Operating income	1,379,990	1,466,890	404,586	1,134,487
Other expense (income):				
Forgiveness of debt	—	—	—	(405,652)
Interest income—related party	—	—	—	(21,483)
Interest income—other	(52,013)	(120,520)	(25,783)	(44,479)
Interest expense	1,064,703	611,479	184,665	72,819
Other	(38,619)	(303,604)	—	—
Income before income taxes	405,919	1,279,535	245,704	1,533,282
Provision for income taxes	208,004	452,550	123,423	647,445
Net income	$ 197,915	$ 826,985	$ 122,281	$ 885,837
Preferred stock dividends	—	(72,794)	(30,000)	—
Net income available to common stockholders	$ 197,915	$ 754,191	$ 92,281	$ 885,837
Net income per common share Basic and Diluted	$ 0.01	$ 0.08	$ 0.01	$ 0.09
Weighted Average Shares Outstanding				
Basic	14,671,170	10,075,520	9,528,110	9,528,110
Diluted	14,672,838	10,108,803	9,528,110	9,528,110

The accompanying notes are integral parts of these consolidated financial statements.

EMTEC, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

Periods Ended August 31, 2006, 2005 and 2004

	Year Ended August 31, 2006	Year Ended August 31, 2005	Period from April 17, 2004 to August 31, 2004 (Successor Period)	Period from September 1, 2003 to April 16, 2004 (Predecessor Period)
Cash Flows From Operating Activities				
Net income	$ 197,915	$ 826,985	$ 122,281	$ 885,837
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities				
Forgiveness of debt	—	—	—	(405,652)
Depreciation and amortization	945,685	196,755	23,739	51,266
Deferred income tax (benefit) expense	(85,342)	(147,382)	50,578	58,303
Put option valuation	(11,500)	(303,604)	—	—
Changes In Operating Assets and Liabilities				
Receivables	8,024,523	(2,118,382)	(6,854,567)	579,725
Inventories	4,475,226	(3,090,989)	(75,838)	622,947
Prepaid expenses and other assets	(226,894)	(21,380)	7,706	(22,063)
Accounts payable	(6,262,102)	5,875,608	8,707,348	(1,238,723)
Customer deposits	(575,289)	(43,935)	—	—
Income taxes payable	(742,927)	148,501	—	—
Accrued liabilities	(735,399)	1,362,375	(637,962)	765,315
Deferred compensation	(108,024)	—	—	—
Deferred revenue	(56,185)	(74,611)	16,815	(125,914)
Net Cash Provided By Operating Activities	4,839,687	2,609,941	1,360,100	1,171,041
Cash Flows From Investing Activities				
Purchases of property and equipment	(764,904)	(491,310)	(147,705)	(45,616)
Acquisition of businesses, net of cash acquired	(39,445)	(678,875)	(4,917,499)	—
Net Cash Provided By (Used In) Investing Activities	(804,349)	(1,170,185)	(5,065,204)	(45,616)
Cash Flows From Financing Activities				
Net increase (decrease) in line of credit	(3,531,067)	4,054,524	299,250	(7,121,955)
Proceeds from issuance of common stock	13,098	16,671	625,000	—
Proceeds from issuance of preferred stock	—	—	1,000,000	—
Proceeds from long-term debt	—	—	1,500,000	—
Repayment of amount due to former stockholders	—	(33,152)	—	—
Decrease (increase) in restricted cash	5,500,000	(5,350,000)	—	—
Purchase of treasury stock	(5,596,047)	—	—	—
Repayment of debt	(524,875)	(322,479)	—	—
Net Cash (Used In) Provided By Financing Activities	(4,138,891)	(1,634,436)	3,424,250	(7,121,955)
Net decrease in Cash and Cash Equivalents	(103,554)	(194,680)	(280,854)	(5,996,530)
Beginning Cash and Cash Equivalents	1,021,237	1,215,917	1,496,771	7,493,301
Ending Cash and Cash Equivalents	$ 917,683	$ 1,021,237	$ 1,215,917	$ 1,496,771
Supplemental Disclosure of Cash Flow Information				
Cash paid during the period for:				
Income taxes	$ 1,152,865	$ 417,056	$ 433,000	$ 345,000
Interest	755,618	355,474	52,500	28,000

The accompanying notes are integral parts of these consolidated financial statements.

EMTEC, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings	Treasury Stock, at at Cost	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Predecessor period								
Balance at August 31, 2003	—	$ —	9,528,110	$ 95,281	$ 771,680	$4,131,729	$ (15,437)	$ 4,983,253
Capital contribution	—	—	—	—	903,811	—	—	903,811
Noncash distribution	—	—	—	—	—	(399,587)	—	(399,587)
Net income	—	—	—	—	—	885,837	—	885,837
Balance at April 16, 2004	—	—	9,528,110	$ 95,281	$ 1,675,491	$4,617,979	$ (15,437)	$ 6,373,314
Successor period								
Balance at April 17, 2004	1,000	10	9,528,110	95,281	1,529,709	—	—	1,625,000
Net income	—	—	—	—	—	122,281	—	122,281
Balance at August 31, 2004	1,000	$ 10	9,528,110	$ 95,281	$ 1,529,709	$ 122,281	$ —	$ 1,747,281
Common stock deemed to be issued in reverse merger	—	—	7,676,024	76,760	19,362,670	—	—	19,439,430
Dividends accrued on preferred stock	—	—	—	—	—	(102,794)	—	(102,794)
Conversion of preferred stock into debt	(1,000)	(10)	—	—	(999,990)	—	—	(1,000,000)
Common stock issued upon exercise of options—post merger	—	—	28,000	280	16,390	—	—	16,670
Net income	—	—	—	—	—	826,985	—	826,985
Balance at August 31, 2005	—	$ —	17,232,134	$172,321	$19,908,779	$ 846,472	$ —	$20,927,572
Purchase of treasury stock	—	—	—	—	—	—	(5,596,047)	(5,596,047)
Common stock issued upon exercise of options—post merger	—	—	17,741	178	12,920	—	—	13,098
Net income	—	—	—	—	—	197,915	—	197,915
Balance at August 31, 2006	—	$ —	17,249,875	$172,499	$19,921,699	$1,044,387	$ (5,596,047)	$15,542,538

The accompanying notes are integral parts of these consolidated financial statements.

EMTEC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2006

1. Organization

Business

On August 5, 2005, Emtec, Inc. (Old Emtec) completed a merger with Darr Westwood Technology Corporation (Darr) pursuant to which the two companies merged and now operate as a consolidated entity that has retained the name Emtec, Inc. (the Company or Emtec) (the August 5, 2005 merger). Management concluded that the transaction resulted in a change in control of the Company and that the transaction should be accounted for as a reverse merger, whereby Darr was considered the accounting acquirer of Old Emtec for financial reporting purposes. In what was regarded as a recapitalization, the historical stockholders' equity of Darr, the accounting acquirer, prior to the merger, was retroactively restated for the equivalent number of shares received in the merger after giving effect to any difference in the par value of Old Emtec's and Darr's stock with an offset to paid-in capital. Retained earnings of Darr are carried forward after the merger. Operations prior to the merger are those of Darr. Earnings per share for periods prior to the merger were restated to reflect the equivalent number of shares.

Accordingly, the historical financial statements of Emtec are considered to be those of Darr for all periods presented. The consolidated financial statements presented in this report consist of following financial statements:

1. Emtec for the year ended August 31, 2006 includes the accounts and transactions of the combined company for the period from September 1, 2005 to August 31, 2006;

2. Darr for the year ended August 31, 2005 (includes accounts and transactions of Emtec for the period from August 6, 2005 to August 31, 2005);

3. Darr (following the Westwood Merger on April 16, 2004) for the period from April 17, 2004 to August 31, 2004 (Darr Successor Period);

4. Westwood for the period from September 1, 2003 to April 16, 2004 (the Darr Predecessor Period).

The notes to the consolidated financial statements refer to the following defined periods ended: August 31, 2006, August 31, 2005, August 31, 2004, and April 16, 2004.

The Company is an information technology company, providing consulting, services and products to commercial, federal, education, state and local verticals. The Company's areas of specific practices include communications, data management, enterprise computing, managed services, storage and data center planning and development. The Company's client base is comprised of departments of the United States Federal Government, U.S. state and local governments, schools and commercial businesses throughout the United States. The most significant portion of the Company's revenue is derived from activities as a reseller of Information Technology ("IT") products, such as workstations, servers, microcomputers, and application software and networking and communications equipment.

The Company considers all of its operating activity to be generated from a single operating segment.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Emtec, Inc. (New Jersey Corporation), Emtec Viasub LLC, and Emtec Viasub's wholly owned subsidiary Westwood Computer Corporation ("Westwood") and Westwood's wholly owned subsidiary, Westwood Solutions LLC. Significant intercompany account balances and transactions have been eliminated in consolidation.

Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period, including, but not limited to, receivable valuations, impairment of goodwill and other long lived assets, and income taxes. Management's estimates are based on historical experience, facts and circumstances available at the time, and various other assumptions that are believed to be reasonable under the circumstances. The Company reviews these matters and reflects changes in estimates as appropriate. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to prior years balances in order to conform to current presentations.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company typically maintains cash at major financial institutions. At times throughout the year, bank account balances exceed FDIC insurance limits, which are up to $100,000 per account.

The Company has restricted cash from time to time during the year. The Company recorded restricted cash of $150,000 and $5,650,000 at August 31, 2006 and 2005, respectively. Restricted cash of $150,000 at August 31, 2006 and 2005 is to obtain a letter of credit required as a security deposit for a real estate lease and $5,500,000 at August 31, 2005 represents cash earmarked to fund a self tender offer that was initiated on September 7, 2005 in connection with the merger. At August 31, 2005 cash that has not been released by the finance company totaled to $476,290.

Concentration of Credit Risk and Significant Customers

Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of accounts receivable The Company's revenues, by client type, are comprised of the following:

	For the Periods Ended							
	August 31, 2006		August 31, 2005		August 31, 2004		April 16, 2004	
Departments of the United States Government....	$118,167,014	52.6%	$123,823,906	76.1%	$31,463,023	75.6%	$66,663,466	75.6%
State and Local Governments...	25,299,178	11.3%	17,625,586	10.8%	3,571,827	8.6%	7,567,943	8.6%
Commercial Companies........	51,606,516	23.0%	12,338,163	7.6%	4,580,576	11.0%	9,705,269	11.0%
Education and other............	29,439,234	13.1%	8,844,387	5.4%	2,026,178	4.9%	4,293,041	4.9%
Total Revenues............	$224,511,942	100.0%	$162,632,042	100.0%	$41,641,604	100.0%	$88,229,719	100.0%

The Company does not require collateral or other security to support credit sales but provides an allowance for doubtful accounts based on historical experience and specifically identified risks. Trade receivable are considered delinquent when payment is not received within standard terms of sale and are charged off against the allowance for doubtful accounts when management determines that recovery is unlikely and the Company ceases its collection efforts.

The Company provides an allowance for losses on trade receivables based on a review of the current status of existing receivables and management's evaluation of periodic aging of the accounts. The trade account receivables consist of the following:

	August 31,	
	2006	2005
Trade receivables	$27,541,825	$34,766,373
Allowance for doubtful accounts	(117,088)	(225,000)
Trade receivables, net	$27,424,737	$34,541,373

Fair Value of Financial Instruments

The carrying amounts of accounts receivable, other receivables, accounts payable, accrued expenses and customer deposits approximate fair value because of their short-term nature. The carrying amount of the line of credit and long-term debt approximates their fair value because the interest rates reflect rates the Company would be able to obtain on debt with similar terms and conditions.

Revenue Recognition

The Company recognizes revenue from the sales of products when risk of loss and title passes which is upon customer acceptance.

Product revenue represents sales of computer hardware and pre-packaged software. These arrangements often include software installations, configurations, and imaging, along with delivery and set-up of hardware. The Company follows the criteria contained in EITF 00-21 and SAB 104 in recognizing revenue associated with these transactions. The Company performs software installations, configurations and imaging services at its locations prior to the delivery of the product. Some customer arrangements include "set-up" services performed at customer locations where the Company's personnel perform the routine tasks of removing the equipment from boxes, and setting up the equipment at customer workstations by plugging in all necessary connections. This service is usually performed the same day as delivery. Revenue is recognized on the date of acceptance, except as follows:

- In some instances, the "set-up" service is performed after date of delivery. The Company recognizes revenue for the "hardware" component at date of delivery when the amount of revenue allocable to this component is not contingent upon the completion of "set-up" services and therefore, the Company's customer has agreed that the transaction is complete as to the "hardware" component. In instances where the Company's customer does not accept delivery until "set-up" services are completed, the Company defers all revenue in the transaction until customer acceptance occurs.
- There are occasions when a customer requests a transaction on a "bill & hold" basis. The Company follows the SAB 104 criteria and recognizes revenue from these sales prior to date of physical delivery only when all the criteria of SAB 104 are met. At August 31, 2006, and 2005, accounts receivable related to bill and hold sales totaled $144,369, and $221,255, respectively. Total revenues from bill and hold sales were $835,870 and $768,726 with a gross profit of $121,632 and $86,860 which was included in the results of operations for the year ended August 31, 2006, and 2005, respectively. The Company does not modify its normal billing and credit terms for these customers. The customer is invoiced at the date of revenue recognition when all of the criteria have been met.

The Company has experienced minimal customer returns. Since all eligible projects must be returned to the Company with 30 days from the date of the invoice, the Company reduces the product revenue and cost of goods in each accounting period based on the actual returns that occurred in the next 30 days after the close of the accounting period.

Service and consulting revenue include time billings based upon billable hours charged to the customers, fixed price short-term projects, hardware maintenance contracts, and manufacturer support service contracts. These contracts generally are task specific and do not involve multiple deliverables. Revenues from time billings are recognized as services are delivered. Revenues from short-term fixed price projects are recognized using the proportional performance method by determining the level of service performed based upon the amount of labor cost incurred on the project versus the total labor costs to perform the project because this is the most readily reliable measure of output.

Revenue from the sale of warranties and support service contracts where the Company is responsible for fulfilling the service requirements of the client are recognized on a straight-line basis over the term of the contract, in accordance with Financial Accounting Standards Board Technical Bulleting No. 90-1, *Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts* (FTB 90-1).

Revenues from manufacturer support service contracts where the manufacturer is responsible for fulfilling the service requirements of the customer are recognized immediately on their contact sale date. Manufacturer support service contracts contain cancellation privileges that allow our customers' to terminate a contract with 90 days written notice. In this event, the customer is entitled to a pro-rated refund based on the remaining term of the contract and we would owe the manufacturer a pro-rated refund of the cost of the contract. However, the Company has experienced no customer cancellations of any significance during our most recent three-year history and do not expect cancellations of any significance in the future.

The Company may also enter into sales arrangements with customers that contain multiple elements. The Company recognizes revenue from sale arrangements that contain both products and manufacturer warranties in accordance with Emerging Issues Task Force (EITF) Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables", based on the relative fair value of the individual components. The relative fair value of individual components is based on historical sales of the components sold separately.

Rebates

Rebates received on products purchased are recorded in the accompanying consolidated statements of income as a reduction of the cost of revenues in accordance with Emerging Issues Task Force Abstract No. 02-16, *Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor* (EITF 02-16). At August 31, 2006 and August 31, 2005, approximately $1,946,469 and $2,117,290, respectively, of rebates receivable were recorded in accounts-receivable-other in the accompanying consolidated balance sheets.

Inventory

Inventory is stated at the lower of average cost (specific identification) or market. Inventory is entirely finished goods purchased for resale and consists of computer hardware, computer software, computer peripherals and related supplies. The Company provides an inventory reserve for products it determines are obsolete or where salability has deteriorated based on managements review of products and sales.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets, which generally are three to five years. Maintenance and repair costs are charged to expense as incurred. The cost and accumulated depreciation relating to property and equipment retired or otherwise disposed of are eliminated from the accounts and any resulting gains or losses are credited or charged to income.

Goodwill

Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired companies. Effective January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" and as a result, goodwill is not amortized but tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company set an annual impairment testing date of June 1. An impairment charge will be recognized only when the implied fair value of a reporting unit, including goodwill, is less than its carrying amount.

Changes in the carrying amounts of goodwill for the year ended August 31, 2006 and 2005 are as follows:

	2006	2005
Balance, beginning	$8,974,610	$ —
Goodwill acquired during the year	—	8,974,610
Adjustment to previously recorded purchase price	39,445	—
Balance, ending	$9,014,055	$8,974,610

For the year ended August 31, 2006, the Company determined that segment reporting of its business activities is not required under SFAS 131 due to the similarity in economic and business characteristics of its operating segments that allow for aggregation as one business unit. Therefore, the entire Company is considered one reporting unit for purposes of impairment testing under SFAS 142. The Company performed an impairment test as of June 1, 2006, based on a market approach that uses our market capitalization at that date as the fair value of the Company. Under this method, we compare the fair value of the reporting unit to its carrying value inclusive of goodwill. The fair value of the Company exceeded the carrying value, thus, the Company determined that there was no impairment.

Identifiable Intangible Asset

On August 5, 2005, the Company allocated $8,378,166 of the purchase price associated with the acquisition of Old Emtec to customer relationships. Aggregate customer relationships at August 31, 2006 and 2005 amounted to $8,661,712 less accumulated amortization of $648,585 and $68,868, respectively. The assets ascribed to customer relationships are being amortized on a straight-line basis over 13-15 years.

	2006	2005
Gross carrying amount	$8,661,712	$ 8,661,712
Less accumulated amortization	648,585	68,868
Balance, ending	$8,013,127	$ 8,592,844

Amortization expense was $579,717, $61,598 and $7,270 for the periods ended August 31, 2006, 2005 and 2004, respectively. Amortization expense of $580,356 is expected to be recorded each year through August 31, 2016, $573,085 for the year ended August 31, 2017, $558,544 for the years ended August 31, 2018, and 2019, and $518,755 for the year ended August 31, 2020.

Long lived assets including customer relationships and property and equipment are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." Recoverability of long-lived assets is assessed by a comparison of the carrying amount to the estimated undiscounted future net cash flows expected to result from the use of the assets and their eventual disposition. If estimated undiscounted future net cash flows are less than the carrying amount, the asset is considered impaired and a loss would be recognized based on the amount by which the carrying value exceeds the fair value of the asset.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $904,886, $551,065, $200,690, and $217,557 for the periods ending August 31, 2006, August 31, 2005, August 31, 2004 and April 16, 2004, respectively, and is included in selling, general and administrative expenses in the consolidated statements of operations. We receive marketing development funds from various manufacturers which are also included in selling, general and administrative expense.

Stock-Based Compensation

Effective September 1, 2005, the Company adopted Statement of Financial Accounting Standards No. 123(R) ("SFAS No. 123(R)"), "Share-Based Payment," using the modified prospective transition method. Under the modified prospective transition method, the Company is required to recognize compensation cost for 1) all share-based payments granted prior to, but not yet vested as of, September 1, 2005 based on the grant date fair value estimated in accordance with the original provisions of Statement of Financial Accounting Standards 123; and 2) for all share-based payments granted on or after September 1, 2005 based on the grant date fair value estimated in accordance with SFAS 123(R). In accordance with the modified prospective method, the Company has not restated prior period results.

The Company did not grant any share-based compensation awards during the year ended August 31, 2006 and all outstanding stock options as of September 1, 2005 were fully vested, thus no compensation expense was recognized.

Income Taxes

The Company provides for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), *Accounting for Income Taxes*. SFAS 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities.

Earnings Per Share

Basic earnings per share amounts are computed by dividing net income available to common stockholders (the numerator) by the weighted average shares outstanding (the denominator), during the period. Shares issued during the period are weighted for the portion of the period that they were outstanding.

Diluted earnings per share amounts are similar to the computation of basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if dilutive options and warrants had been exercised. The assumed conversion of options and warrants resulted in 1,669 and 33,284 additional dilutive shares for the years ended August 31, 2006 and 2005, respectively. Outstanding stock warrants to purchase 1,598,365 and 1,914,682 common shares as of August 31, 2006 and 2005, respectively, were not included in the computation of diluted earnings per share for the years ended August 31, 2006 and 2005 because the exercise price was greater than the average market price of the Company's common shares.

Recently Issued Accounting Standards

In May 2005, the Financial Accounting Standards Board ("FASB") issued SFAS No. 154, "Accounting Changes and Errors Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3", ("SFAS No. 154"). SFAS No. 154 changes the requirement for the accounting and reporting of a change in an accounting principle. SFAS No. 154 is effective for accounting changes and correction of errors in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of this statement to have a material impact on its financial position or results of operations.

In July 2006, the FASB issued FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109." FIN 48 clarifies the accounting for uncertainty in income taxes recognized in and enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets as a result of the application of FIN 48 these will be accounted for as an adjustment to retained earnings. Additional disclosures about the amounts of such liabilities will be required also. The Company is required to adopt FIN 48 beginning September 1, 2007.

Management is currently assessing the impact of FIN 48 on consolidated financial position and results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements" which provides a definition of fair value, establishes a framework for measuring fair value and requires expanded disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years. The provisions of SFAS 157 will be applied prospectively.

3. Acquisition

On August 5, 2005, Old Emtec and Darr completed a transaction pursuant to which the two companies merged and will operate as a new consolidated entity that retains the name Emtec, Inc. Under the terms of the merger agreement all shares Darr common stock that were issued and outstanding immediately prior to the merger were exchanged for 9,528,110 shares of Old Emtec's common stock plus warrants to purchase an additional 10% of the Company, measured on a post exercise basis. Immediately following the merger, Darr's stockholders owned approximately 55.7% of the outstanding shares of the Company's common stock. In addition, as a condition of the transaction, the Company was required to initiate a self tender offer to repurchase issued and outstanding shares of the Company for an aggregate purchase price up to $5,500,000 at a fixed price of $1.92 per share.

Management concluded that the transaction resulted in a change in control of the Company and that the transaction should be accounted for as a reverse merger, whereby Darr is considered the accounting acquirer and the purchase price is allocated to the net tangible and intangible assets of Old Emtec (hereinafter net assets) based on their underlying fair values.

The aggregate purchase price was $20,275,670 based on the fair value of the consideration, which consisted of: $19,266,820 for 7,676,024 shares of common stock of Old Emtec deemed to be issued at $2.51 per share, $172,612 for stock options deemed to be issued, $315,104 for put warrants deemed to be issued under a self tender offer and $521,134 of acquisition costs incurred by Darr. The Company accounted for the acquisition under the purchase method, whereby, amounts were assigned to assets acquired and liabilities assumed based on their respective fair values, on the date of merger. Management determined the fair value of Old Emtec's identifiable net assets on August 5, 2005 was $11,458,800, which resulted in an excess purchase price over fair value of net assets acquired of $8,816,870, which was recognized as goodwill.

The allocation of purchase price by significant component is as follows:

Accounts and other receivables	$16,884,901
Inventories	2,155,339
Deferred tax asset—current	267,574
Prepaid expenses	354,260
Property and equipment	210,770
Customer relationships	8,378,166
Other assets	356,651
Accounts payable	(9,702,715)
Other current liabilities	(4,469,849)
Deferred tax liabilities	(2,976,297)
Fair value of net assets acquired	$11,458,800
Purchase price	20,275,670
Excess purchase price	$ 8,816,870

The value of the deemed put warrants issued was estimated on the date of grant (August 5, 2005) using a Black-Scholes option pricing model. Under the Black-Scholes model, the total value of the put options was $315,104. Key assumptions used in the model included: exercise price–$1.92 per share, stock price–$2.15 per share, expected volatility of 0.869; risk free rate of 4.5% and dividend yield of 0.0%. At August 31, 2005, the value of the put options was estimated to be $11,500 and was determined based on the same key assumptions with a stock price of $2.40 per share. In connection with the change in value, the Company recorded other income of $303,600 in the consolidated statement of income. The deemed put warrants expired in October 2005 upon completion of the Company's self tender offer described further in Note 18.

On April 16, 2004, the Darr purchased substantially all of the net assets of Westwood for $6,697,816. Prior to the acquisition, the Company had no operating history. The acquisition was accounted for under the purchase method of accounting and allowed the Company to enter into the computer and peripheral sales and service industry. The accompanying financial statements present the results of operations for the period from September 1, 2003 to April 16, 2004 under the Predecessor's basis of accounting (Predecessor Period) and for the period from April 17, 2004 to August 31, 2004 under the Company's basis of accounting (Successor Period). The purchase price consisted of cash of $5,245,222, assumed notes payable of $1,254,778 and related acquisition costs of $197,816.

The purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values, on the date of purchase, as follows:

Current assets	$14,152,360
Customer relationships	283,546
Property and equipment	188,420
Deferred tax assets	377,154
Other assets	58,038
Current liabilities	(7,853,970)
Accrued severance	(507,732)
Net assets acquired	$ 6,697,816

On March 1, 2005, Darr acquired selected assets of Proven Technology LLC, a provider of data storage solutions including hardware, software and support services for $162,610. The acquisition was accounted for under the purchase method of accounting and allowed the Company to enter into the data storage market. The purchase price was allocated to assets acquired, which consisted of property and equipment of $4,871 based on their respective fair values on the date of purchase. There were no liabilities assumed in the transaction and the excess of purchase price over the estimated fair value of assets acquired totaled $157,739 and is recorded as goodwill.

Unaudited pro forma condensed results of operations for the year ended August 31, 2005 and the twelve month (predecessor and successor combined) period ended August 31, 2004 are presented as if the August 5, 2005 merger and the March 1, 2005 asset acquisition had been completed at the beginning of each year as follows:

	2005	2004
Net revenues	$267,658,142	$235,794,558
Gross profit	29,839,291	28,664,004
Income from continuing operations	$ 1,984,942	$ 892,829
Income from continuing operations per share (basic and diluted)	$ 0.12	$ 0.05

The pro forma condensed results of operations for the twelve month period ended August 31, 2004 include a nonrecurring gain of $405,652 recorded by the accounting acquirer.

4. Property and Equipment

Property and equipment consisted of the following at August 31:

	August 31, 2006	August 31, 2005	Estimated Life In Years
Leasehold improvements	$ 310,562	$ 197,903	4.67
Computer equipment	$ 797,246	$ 572,728	3 to 5
Furniture and fixtures	$ 123,194	$ 31,156	3 to 5
Automobiles	$ 69,062	$ 72,956	3 to 5
Software	$ 508,094	$ 172,410	3 to 5
	$1,808,159	$1,047,153	
Less accumulated depreciation	$ (492,070)	$ (129,994)	
Property and Equipment, net	$1,316,089	$ 917,159	

Depreciation expense was $365,968, $113,525, $16,469, and $51,266 for the periods ended August 31, 2006, August 31, 2005, August 31, 2004 and April 16, 2004, respectively.

5. Line of Credit

On August 5, 2005, the Company entered into a credit facility under two agreements with GE Commercial Distribution Finance Corporation (the "Lender"). The credit facility finances purchases from specified vendors, as defined, and allows for borrowings based on a percentage of eligible accounts receivable, as defined. Borrowings under both agreements are limited to an aggregate borrowing of the lesser of $35,000,000 or 85% of eligible accounts receivable, plus 100% of unsold inventory financed by the Lender, minus a $3.15 million reserve. Borrowings under both agreements bear interest at the greater of the prime rate as published by JP Morgan Chase Bank or 4.0%. The underlying agreements allow for an increased borrowing base during periods of high seasonal activity. On November 22, 2005, the Lender increased the permitted aggregate borrowings under the Company's credit facility from $35.0 million to $48.0 million. This temporary increase was available to the Company through December 15, 2005.

The credit facility is secured by substantially all of the Company's assets, and the underlying agreements contain certain restrictive covenants that limit dividends to stockholders and require the Company to meet defined financial covenants. In addition, the credit facility requires that the Company maintain a lock-box for all cash receipts related to trade accounts receivable, from which the financing company releases funds to the Company for operations pursuant to terms identified in the underlying agreements.

On February 13, 2006, the Company entered into an addendum to its credit facility with the Lender. This addendum amended the credit facility by increasing the reserve amount to $5.0 million and the Company paid a waiver fee of $50,000 for its non-compliance with certain financial covenants as of November 30, 2005.

On April 10, 2006, the Company entered into an addendum to its credit facility with the Lender. This addendum amended the Credit Facility by decreasing the reserve amount from $5.0 million to $3.0 million; increasing the time period for eligibility of all U.S. federal government accounts receivable from 90 to 120 days from the date of the invoice, and revised the financial covenants from the quarter ended February 28, 2006 through May 31, 2007. All other terms remain unchanged.

The Company had $881,459 and $4,412,526 outstanding balances under the accounts receivable credit facility, and $3.25 million and $10.95 million (included in the Company's accounts payable) outstanding balances plus $788,357 and $2.28 million in open approvals under the floor plan credit facility with Lender, at August 31, 2006 and 2005, respectively. Net availability of $14.60 million and $11.16 million was available under the accounts receivable credit facility, and $15.47 million and $6.20 million was available under the floor plan credit facility as of August 31, 2006 and 2005, respectively.

16. Quarterly Financial Information—(Unaudited)

	Period Ended August 31, 2006				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal 2006
Revenue	$84,780,685	$41,419,415	$49,962,609	$48,349,233	$224,511,942
Gross Profit	8,222,167	5,121,865	5,697,653	6,087,907	25,129,592
Net Income (Loss)	$ 416,040	$ (388,536)	$ (63,345)	$ 233,756	$ 197,915
Net Income (Loss) per share:					
Basic and Diluted	$ 0.03	$ (0.03)	$ 0.00	$ 0.02	$ 0.01

	Period Ended August 31, 2005				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal 2006
Revenue	$45,528,612	$44,821,474	$29,886,005	$42,395,951	$162,632,042
Gross Profit	3,753,505	3,376,432	3,069,503	3,845,160	14,044,600
Net Income	$ 472,111	$ 225,824	$ 62,726	$ 66,324	$ 826,985
Net Income per share:					
Basic and Diluted	$ 0.05	$ 0.02	$ 0.01	$ 0.01	$ 0.08

17. Allowance for Doubtful Accounts

The following table provides information regarding accounts receivable allowance for doubtful accounts activity for the periods ended August 31, 2006, August 31, 2005, August 31, 2004 and April 16, 2004:

	Receivable Allowance
Balance, August 31, 2003	$ 200,000
Charged to costs and expenses	25,000
Write-offs	—
Balance, April 16, 2004	$ 225,000
Charged to costs and expenses	—
Write-offs	—
Balance, August 31, 2004	$ 225,000
Charged to costs and expenses	—
Write-offs	—
Balance, August 31, 2005	$ 225,000
Charged to costs and expenses	92,669
Write-offs	(200,581)
Balance, August 31, 2006	$ 117,088

18. Treasury Stock

Pursuant to the Merger, the Company initiated a self tender offer on September 7, 2005. When the self tender offer closed on October 4, 2005, 4,984,185 shares had been properly tendered and not withdrawn. Because the number of shares of common stock tendered exceeded the number of shares that the Company offered to purchase, 57.473 percent of the shares that were tendered were repurchased by the Company. The Company funded the payment for the 2,864,589 shares of common stock validly tendered and accepted under the self tender offer from borrowings of $5.5 million under its revolving credit facility made prior to

August 31, 2005. Treasury stock of $5,596,047 was recorded during the quarter ended November 30, 2005 as follows:

Self tender offer*	$5,500,000
Add: legal and transaction costs incurred	96,047
Treasury stock	$5,596,047

* Purchased 2,864,589 shares @ $1.92 per share

18. Subsequent Events

On October 19, 2006, the Board of Directors of the Company approved the grant of nonqualified stock options to each of its two non-employee directors, Gregory Chandler and Robert Mannarino, pursuant to the Company's 2006 Stock-Based Incentive Compensation Plan. Each grant provides the non-employee director with the option to purchase 20,000 shares of the Company's common stock. The option price is $1.22, the fair market value of the stock on the date of grant. The options are exercisable immediately and expire on October 19, 2016.

On November 3, 2006, the Board of Directors of the Company approved the grant of restricted stock to the individuals set forth in the table below, pursuant to the Company's 2006 Stock-Based Incentive Compensation Plan.

Name	Restricted Shares
Dinesh Desai, Chairman, Chief Executive Officer and President	114,919
Brian McAdams, Director and Vice Chairman	80,645
Stephen Donnelly, Chief Financial Officer	43,548

The shares of restricted stock vest in 25% increments over four years from the date of grant, provided that the recipient remains employed by the Company.

On November 3, 2006, the Board of Directors of the Company also approved the grant of non-qualified stock options under the Equity Plan to two non-employee directors in the amounts set forth in the table below. The options are immediately exercisable and expire on November 6, 2016. The options were granted on November 6, 2006 with an exercise price equal to the fair market value of the underlying stock on November 6, 2006, as set forth below.

Name	Number of Shares underlying Options	Exercise Price (per share)
Robert Mannarino, Non-employee director	10,000	$1.24
Greg Chandler, Non-employee director	20,000	$1.24

PART IV

(a) Financial Statement

None.

(b) Financial Statement Schedules

None.

(c) Exhibits:

Exhibit No.	Description
2.1	Agreement and Plan of Merger and Reorganization, dated as of December 14, 2000, between Registrant, then known as American Geological Enterprises, Inc., and Emtec, Inc.(1)
2.2	Agreement and Plan of Merger, dated as of March 15, 2004, by and among DARR Westwood Technology Corporation, DARR Westwood Acquisition Corporation, the Shareholders of Westwood Computer Corporation Named, Westwood Computer Corporation, and Keith Grabel, as Shareholder's Agent.(18)
2.3	Agreement and Plan of Merger, dated as of July 14, 2005, by and among the Registrant, Emtec Viasub LLC, and Darr Westwood Technology Corporation.(14)
3.1	Certificate of Incorporation, as amended.(2)
3.2	Amended and Restated Bylaws.(2)
4.1	Certificate evidencing shares of common stock.(2)
10.1	Resale Agreement, dated September 29, 1997, between Registrant and Ingram Micro, Inc.(2)
10.2	Volume Purchase Agreement, dated January 28, 1998, between Registrant and Tech Data Corporation.(2)
10.3	1996 Stock Option Plan, as amended in 1999.(2)
10.4	U.S. Systems Integrator Agreement, dated December 22, 1999, between Cisco System, Inc. and Registrant.(3)
10.5	Sun Microsystem, Inc. Channel Agreement, dated February 1, 2000, between Sun Microsystems, Inc. and Registrant.(5)
10.6	IBM Business Partner Agreement, dated May 31, 2000, between International Business Machines Corporation and Registrant.(3)
10.7	Microsoft Certified Partner Agreement, dated December 20, 2000, between Microsoft and Registrant.(3)
10.8	Letter Agreement, dated April 24, 2001, between Novell Inc. and Registrant.(3)
10.9	Citrix Solutions Network Gold Renewal Membership Agreement, dated April 30, 2001, between Citrix Systems, Inc. and Registrant.(3)
10.10	Asset Acquisition Agreement, dated December 5, 2001, by and between Devise Associates, Inc. and Registrant.(4)
10.11	Lease Agreement, dated January 9, 2002, between Registrant and Vandergrand Properties Co., L.P., for New York, New York facility.(8)
10.12	Lease Agreement, dated March 1, 2002, between Registrant and G. F. Florida Operating Alpha, Inc., for Jacksonville, Florida facility.(8)
10.13	Asset Acquisition Agreement, dated August 12, 2002, by and between Acentra Technologies, Inc. and Registrant.(6)
10.14	Remarketer/Integrator Agreement, dated August 15, 2002, between Dell Marketing L.P. and Registrant.(6)
10.15	Asset Acquisition Agreement, dated August 31, 2002, by and between Turnkey Computer Systems, Inc. and Registrant.(7)
10.16	Lease Agreement, dated April 21, 2003, between V-Sullyfield Properties II LLC and Westwood Computer Corporation, for Chantilly, Virginia facility.(18)

Exhibit No.	Description
10.17	— Lease Agreement, dated July 1, 2003, between Westwood Property Holdings LLC and Westwood Computer Corporation, for Springfield, New Jersey facility.(18)
10.18	— Amendment to Lease Agreement, dated July 14, 2003, between V-Sullyfield Properties II LLC and Westwood Computer Corporation, for Chantilly, Virginia facility.(18)
10.19	— Management Services Agreement, dated April 16, 2004, by and between DARR Global Holdings, Inc., and Westwood Computer Corporation.(18)
10.20	— Employment Agreement, dated as of April 16, 2004, by and between Keith Grabel and Westwood Computer Corporation.(18)
10.21	— Employment Agreement, dated as of April 16, 2004, by and between Mary Margaret Grabel and Westwood Computer Corporation.(18)
10.22	— Separation Agreement, dated April 16, 2004, between Westwood Computer Corporation and Joyce Tischler.(18)
10.23	— Subordinated Note, dated April 16, 2004, in the amount of $750,000, made by DARR Westwood Acquisition Corporation in favor of DARR Westwood LLC.(17)
10.24	— Subordinated Note, dated April 16, 2004, in the amount of $750,000, made by DARR Westwood Acquisition Corporation in favor of Four Kings Management LLC.(17)
10.25	— 5% Junior Subordinated Note, dated April 16, 2004, in the amount of $7,771.63, made by Westwood Computer Corporation in favor of Michael John Grabel.(18)
10.26	— 5% Junior Subordinated Note, dated April 16, 2004, in the amount of $12,588.89, made by Westwood Computer Corporation in favor of Megan Patricia Grabel.(18)
10.27	— 5% Junior Subordinated Note, dated April 16, 2004, in the amount of $132,183.32, made by Westwood Computer Corporation in favor of Mary Margaret Grabel.(18)
10.28	— 5% Junior Subordinated Note, dated April 16, 2004, in the amount of $161,151.16, made by Westwood Computer Corporation in favor of Keith Grabel.(17)
10.29	— 8% Junior Subordinated Note, dated April 16, 2004, in the amount of $23,314.84, made by Westwood Computer Corporation in favor of Michael John Grabel.(18)
10.30	— 8% Junior Subordinated Note, dated April 16, 2004, in the amount of $37,766.58, made by Westwood Computer Corporation in favor of Megan Patricia Grabel.(18)
10.31	— 8% Junior Subordinated Note, dated April 16, 2004, in the amount of $396,549.13, made by Westwood Computer Corporation in favor of Mary Margaret Grabel.(18)
10.32	— 8% Junior Subordinated Note, dated April 16, 2004, in the amount of $483,452.45, made by Westwood Computer Corporation in favor of Keith Grabel.(17)
10.33	— First Amendment to Lease Agreement, dated April 16, 2004, between Westwood Property Holdings LLC and Westwood Computer Corporation, for Springfield, New Jersey facility.(18)
10.34	— Lease Agreement, dated June 1, 2004, between Registrant and Hamilton Transit Corporate Center, for office space in Trenton, New Jersey.(10)
10.35	— Lease Agreement, dated September 2, 2004, between Registrant and GS&T Properties, LLC, for Suwanee, Georgia facility.(11)
10.36	— Sublease Agreement, dated November 24, 2004, between Registrant and vFinance, Inc., for office space in New York, New York.(11)
10.37	— 2006 Stock Based Incentive Compensation Plan (21)
10.38	— Revocable License Agreement, dated June 1, 2005, between A.M. Property Holding Corporation and Westwood Computer Corporation, for New York, New York facility.(18)
10.39	— Employment Agreement, dated as of July 14, 2005, between Registrant and John Howlett.(14)
10.40	— Employment Agreement, dated as of July 14, 2005, between Registrant and Ronald Seitz.(14)
10.41	— Form of Guaranty issued by Registrant in favor of Four Kings Management LLC, Keith Grabel, Mary Margaret Grabel, Megan Patricia Grabel, Michael John Grabel, Darr Westwood LLC, and Joyce Tischler, dated September, 2005.(18)

Exhibit No.	Description
10.42	— Business Financing Agreement, dated August 5, 2005, by and between GE Commercial Distribution Finance Corporation and subsidiaries of Registrant.(15)
10.43	— Agreement for Wholesales Financing, dated August 5, 2005, by and between GE Commercial Distribution Finance Corporation and subsidiaries of Registrant.(15)
10.44	— Addendum to Agreement for Wholesales Financing and Business Financing Agreement, dated August 5, 2005, by and between GE Commercial Distribution Finance Corporation and subsidiaries of Registrant.(15)
10.45	— Common Stock Purchase Warrant between Registrant and DARR Westwood LLC, dated August 5, 2005.(16)
10.46	— Common Stock Purchase Warrant between Registrant and Margaret Grabel, dated August 5, 2005.(16)
10.47	— 8% Subordinated Promissory Note, dated August 5, 2005, issued by Darr Westwood Technology Corporation in favor of Darr Westwood LLC.(17)
10.48	— Assignment of State of New Jersey Contract from Acentra Technologies, Inc. to Registrant.(6)
10.49	— Employment Agreement, dated as of June 21, 2006, between the Registrant and Brian McAdams. (19)
10.50	— Addendum to Business Financing Agreement and Agreement for Wholesale Financing, dated February 13, 2005, by and between GE Commercial Distribution Finance Corporation and subsidiaries of Registrant. (20)
10.51	— Addendum to Business Financing Agreement and Agreement for Wholesale Financing, dated April 10, 2006, by and between GE Commercial Distribution Finance Corporation and subsidiaries of Registrant. (20)
10.52	— Form of Stock Option Agreements issued under the 2006 Plan between the Registrant and Gregory Chandler and Robert Mannarino dated October 19, 2006
14.1	— Code of Ethics.(10)
21.1	— List of Subsidiaries.(18)
23.1	— Consent of a Registered Public Accounting Firm
23.2	— Consent of a Registered Public Accounting Firm
31.1	— Certification of Dinesh R. Desai, Principal Executive Officer of Registrant, dated November 29, 2006. Rule 13a-14(a)/15 d-14(a).
31.2	— Certification of Stephen C. Donnelly, Principal Financial Officer of Registrant, dated November 29, 2006. Rule 13a-14(a)/15 d-14(a).
32.1	— Certificate of Dinesh R. Desai, Principal Executive Officer of Registrant, dated November 29, 2006. Section 1350.
32.2	— Certificate of Stephen C. Donnelly, Principal Financial Officer of Registrant, dated November 29, 2006. Section 1350.

---

(1) Previously filed as an exhibit to Registrant's Current Report on Form 8-K, dated January 17, 2001, filed on January 31, 2001, and incorporated herein by reference.

(2) Previously filed as an exhibit to Registrant's Registration Statement on Form 10, filed on May 21,b2001, and incorporated herein by reference.

(3) Previously filed as an exhibit to Amendment No. 1 to Registration Statement on Form 10, filed on July 12, and incorporated herein by reference.

(4) Previously filed as an exhibit to Registrant's Current Report on Form 8-K, dated December 5, 2001, filed on December 20, 2001, and incorporated herein by reference.

(5) Previously filed as an exhibit to Registrant's Form 10-K dated March 31, 2001, filed on July 12, 2001, and incorporated herein by reference.

(6) Previously filed as an exhibit to Registrant's Current Report on Form 8-K, dated August 12, 2002, filed on August 26, 2002, and incorporated herein by reference.

(7) Previously filed as an exhibit to Registrant's Current Report on Form 8-K, dated August 31, 2002, filed on September 13, 2002, and incorporated herein by reference.

(8) Previously filed as an exhibit to Registrant's Form 10-K, dated March 31, 2002, filed on June 30, 2002, and incorporated herein by reference.

(9) Previously filed as an exhibit to Registrant's Form 10-K, dated March 31, 2003, filed on July 15, 2003, and incorporated herein by reference.

(10) Previously filed as an exhibit to Registrant's Form 10-K, dated March 31, 2004, filed on July 14, 2004, and incorporated herein by reference.

(11) Previously filed as an exhibit to Registrant's Form 10-K, dated March 31, 2005, filed on July 14, 2005, and incorporated herein by reference.

(12) Previously filed as an exhibit to Registrant's Current Report on Form 8-K, dated November 21, 2001, filed on November 26, 2001, and incorporated herein by reference.

(13) Previously filed as an exhibit to Registrant's Current Report on Form 8-K, dated December 10, 2004, filed on December 14, 2004, and incorporated herein by reference.

(14) Previously filed as an exhibit to Registrant's Current Report on Form 8-K, dated July 14, 2005, filed on July 20, 2005, and incorporated herein by reference.

(15) Previously filed as an exhibit to Registrant's Quarterly Report on Form 10-Q, dated June 30, 2005, filed on August 19, 2005, and incorporated herein by reference.

(16) Previously filed as an exhibit to Registrant's Tender Offer Statement on Form SC TO-I, filed September 7, 2005, and incorporated herein by reference.

(17) Previously filed as an exhibit to Amendment to Registrant's Tender Offer Statement on Form SC TO-I/A, filed September 22, 2005, and incorporated herein by reference.

(18) Previously filed as an exhibit to Registrant's Form 10-K, dated August 31, 2005, filed on December 14, 2005, and incorporated herein by reference.

(19) Previously filed as an exhibit to Registrant's Current Report on Form 8-K, dated June 21, 2006, filed on June 26, 2006, and incorporated herein by reference.

(20) Previously filed as an exhibit to Registrant's Quarterly Report on Form 10-Q, dated February 28, 2006, filed on April 14, 2006, and incorporated herein by reference.

(21) Previously filed as an exhibit to Registrant's Definitive Proxy Statement on Schedule 14A, filed on April 20, 2006, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 30, 2006

EMTEC, INC.

By: /s/ DINESH R. DESAI
Dinesh R. Desai
Chairman, Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ DINESH R. DESAI Dinesh R. Desai	Chairman, Chief Executive Officer and President	November 30, 2006
/s/ BRIAN MCADAMS Brian McAdams	Vice Chairman, Director	November 30, 2006
/s/ STEPHEN C. DONNELLY Stephen C. Donnelly	Chief Financial Officer (Principal Financial Officer)	November 30, 2006
/s/ KEITH GRABEL Keith Grabel	Director, President Sales and Marketing	November 30, 2006
/s/ RONALD A. SEITZ Ronald A. Seitz	President, Emtec Operations	November 30, 2006
/s/ SAM BHATT Sam Bhatt	Chief Accounting Officer (Principal Accounting Officer)	November 30, 2006
/s/ GREGORY CHANDLER Gregory Chandler	Director	November 30, 2006
/s/ ROBERT MANNARINO Robert Mannarino	Director	November 30, 2006

EMTEC INC.
Corporate Directory

Board of Directors	Dinesh R. Desai, *Chairman* Brian McAdams Keith Grabel Gregory P. Chandler Robert Mannarino
Corporate Management	Dinesh R. Desai *Chairman, Chief Executive Officer and President* Brian McAdams *Vice-Chairman* Stephen C. Donnelly *Chief Financial Officer* Keith Grabel *President - Sales & Marketing* John P. Howlett *Vice-Chairman - Corporate Development* Ronald A. Seitz *President - Emtec Operations* Phillip Spagnola *President - Commercial Sales* Sam Bhatt *Vice President - Finance*
Additional Information for Shareholders	**Corporate Headquarters** 525 Lincoln Drive 5 Greentree Center, Suite 117 Marlton, NJ 08053 (856) 522-4204 www.emtecinc.com **Share Information** Electronic Bulletin Board: ETEC **Transfer Agent** Zions Bank 10 East South Temple Salt Lake City, Utah 84130 **SEC Filings** Copies of documents filed by EMTEC are available without charge by contacting EMTEC or by assessing the SEC's EDGAR web site, (www.sec.gov) **Investor Relations Inquiries** Please direct all inquiries to John P. Howlett (973) 376-4242 or John_Howlett@emtecinc.com


emtec
inc.

525 Lincoln Drive
5 Greentree Center, Suite 117
Marlton, NJ 08053

www.emtecinc.com